As filed with the Securities and Exchange Commission on August 11, 2014

Registration No. 333-194857

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

AMENDMENT NO. 5

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NEMAURA MEDICAL INC.

(Exact name of registrant as specified in its charter)

Nevada	2841	46-5027260
(State or jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

Charnwood Building Holywell Park

Ashby Road

Loughborough, Leicestershire

United Kingdom

LE11 3AQ

(Address and telephone number of principal executive offices)

Dewan Fazlul Hoque Chowdhury

Chief Executive Officer

Charnwood Building Holywell Park

Ashby Road

Loughborough, Leicestershire

United Kingdom

LE11 3AQ

01509 222 910

(Name, address and telephone number of agent for service)

Copies to:

Mitchell S. Nussbaum, Esq.

Loeb & Loeb LLP

345 Park Avenue

New York, NY 10154

(212) 407-4923

(212) 898-1184 (fax)

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

☐	Large accelerated filer	☐	Accelerated filer
☐	Non-accelerated filer (Do not check if a smaller reporting company)	☒	Smaller reporting company

CALCULATION OF REGISTRATION FEE

Title of Class of Securities to be Registered	Amount To be Registered (1)	Proposed Maximum Aggregate Price Per Share (2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (3)
Common Stock, $0.001 par value per share	20,000,000	$.10	$2,000,000	$257.60

(1)  Pursuant to Rule 416 of the Securities Act of 1933, as amended, the shares of Common Stock offered hereby also include such presently indeterminate number of shares of our Common Stock as shall be issued by us to the selling stockholders as a result of stock splits, stock dividends or similar transactions.

(2)  The proposed offering price per share for the selling stockholders was estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended and was based upon the most recent sales price per share.

(3) Paid herewith.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION        , 2014

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities publicly until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

NEMAURA MEDICAL INC.

20,000,000 shares of Common Stock

This prospectus relates to the public offering of up to 20,000,000 shares of common stock, par value $0.001 per share (the “Common Stock”), of NEMAURA MEDICAL INC., by the selling stockholders set forth in the Selling Stockholder table on page 19.   The shares were issued to the selling stockholders in private transactions, which were exempt from the registration and prospectus delivery requirements of the Securities Act of 1933, as amended.

Our Common Stock is presently not traded on any market or securities exchange. Accordingly, for our selling stockholders the sales price to the public is fixed at $0.10 per share until our Common Stock is traded on a national exchange or the OTCBB ..

Management has elected to file a registration statement with the United States Securities and Exchange Commission, of which this prospectus forms a part and has decided that it will seek quotation on the OTCBB however at this time management has not undertaken the steps necessary to seek quotation.  As a result, the selling stockholders must sell their shares at the fixed price of $0.10 per share or the shares are registered on a national securities exchange or on any over-the-counter market.  Information regarding the selling stockholders and the time and manner in which they may offer and sell the Shares under this prospectus is provided under “Selling Stockholders” and “Plan of Distribution” in this prospectus.

We will not receive any of the proceeds from the sale of Common Stock by the selling stockholders.

We will pay the expenses of registering these shares.

INVESTMENT IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 6 OF THIS PROSPECTUS BEFORE PURCHASING ANY OF THE SHARES OFFERED BY THIS PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

____________________

The date of this prospectus is              , 2014

NEMAURA MEDICAL INC.

You may only rely on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with different information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the Common Stock offered by this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Common Stock in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made in connection with this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus.

PART I

Prospectus Summary

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including, the section entitled “Risk Factors” before deciding to invest in our Common Stock.

The Company

NEMAURA MEDICAL INC. (“we”, the “Company”, the “Registrant”) was organized on December 24, 2013 under the laws of the State of Nevada. We are a development stage company as defined by the Financial Accounting Standards Board (FASB) ASC No. 915, Development Stage Entities. Through our subsidiaries, Dermal Diagnostics Limited and Trial Clinic Limited, we perform medical device research and manufacturing specializing in discovering, developing and commercializing a continuous glucose monitoring (“CGM”) device which consists of a disposable patch containing a sensor, and a non-disposable miniature electronic watch with a re-chargeable power source.

The following table provides a summary of our current financial position as of March 31, 2014, audited.

Total Assets	Intangible Assets	Total Liabilities	Accumulated Deficit
$2,049,774	$70,781	$1,675,874	($2,741,890)

We currently have one (1) CGM watch product candidate.  Our initial focus has been on the development of a CGM watch that can more efficiently and effectively apply a very small electrical current to the skin, which leads to efficient extraction of glucose from the body into a chamber in the patch. The glucose sensor detects the level of glucose and stores the data on an internal memory platform, as well as displaying the glucose reading on an LCD display.  An alarm is set-off when the reading is 'out of range'.  The effectiveness of the (CGM) in blood sugar control facilitates therapeutic adjustments to avoid hypo-glycemic and hyper-glycemic excursions.

The proof of concept stage has been completed and a working clinical prototype produced. This has been subjected to Electrical Safety testing according to the relevant directives of the medical devices regulations. The device is undergoing verification testing to refine the key operational parameters. The device verification data package will be used in conjunction with human patient data that will be generated during clinical studies to support submission for regulatory approval. We are currently in the process of preparing applications for submission for Ethics approval to conduct trials in Diabetic Patients in the UK and United Arab Emirates. Clinical studies will commence on receipt of ethics approval. As of the date of the filing of this registration statement we have not received regulatory approval to commence human or other trials. We plan to submit an application for our initial European Conformity (CE) approval prior to the end of the calendar year 2014.  For additional information on the CE approval process please see the section titled “Government Regulations on page 33.”

As of the date of this prospectus we have not received regulatory approval to commence human or other trials.  At this time we are not seeking FDA approval and we are not seeking to conduct clinical studies or to market the CGM Watch in the United States.

Prior to selling our product commercially (product launch) we must complete key material points:

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Completion of technical dossier documenting the entire design process including the industrial design, electronic design and software design;

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Submission for ethics approval;

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Completion of human clinical studies in Type I and Type II diabetic patients against a defined clinical protocol, the outcome of which must support the claims for the device;

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CE approval in Europe and subsequent regulatory approvals in other territories; and

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Prepare the patch (the patch is the sensor housing containing the sensor and has skin adhesive to stick the sensor/patch to the skin) and preparation of the device (the watch portion containing the electronics and software) for manufacturing for commercial sales. The patches (containing the sensors) and the device have been manufactured in small batches sufficient for clinical studies and laboratory testing. The scale up of the processes will be undertaken to mass-produce the sensors and patches and the devices in a scale that allows large volume batches to be produced cost effectively. This is necessary to ensure that the manufacturing costs of our products are minimized in order to effectively meet market demands.

Once we have completed these key material points our product development timelines and our estimated costs for each milestone are as follows:

Milestone	Target Start Date	Target Completion Date *	Estimated Cost (USD)
Submission for ethics approval for clinical testing - complete technical dossier (including electrical safety test, industrial design, electronic design and software) - submission for ethics approval in the UK. - submission for ethics approval in the United Arab Emirates.	preparation ongoing	August 15, 2014	$336,000
File algorithm patent (PCT/GB2013/051322) in all major global territories	September 1, 2014	September 30, 2014	$67,200
Submission for first CE approval (with literature based clinical evaluation)	preparation ongoing	October 31, 2014	$84,000
Completion of clinical studies in Type I and Type II diabetic subjects to define final device claims and for submission for CE mark approval with final device claims.	October 31, 2014	March 31, 2015	$5,040,000
Scale up commercial sensor/patch manufacturing	October 31, 2014	March 31, 2015	$2,520,000
Scale up device (watch) manufacturing	October 31, 2014	March 31, 2015	$840,000
Develop sales/marketing team for Europe (excluding the United Kingdom)	January 1, 2015	May 30, 2015	to be determined
Expand indications for the CGM (up to proof of concept in a laboratory setting) - lactate monitoring - drug monitoring	April 1, 2015	September 30, 2015	to be determined
Acquisition and licensing of complementary technologies to be identified in the future	ongoing	ongoing	to be determined

*  The Target Completion Date has been arbitrarily determined by management based on prior experience in the industry.  The above table has been placed in chronological order according to the Target Completion Date.  The projected costs of the milestones are those costs required to successfully commercialize the CGM device.  Our ability to complete these stages according to the timelines outlined above is contingent upon our ability to raise additional funds.  We will evaluate and revise our timelines based on our financial situation and market conditions, and if sufficient funds are not available to meet these milestones, we will modify our planned operations and extend the timelines accordingly.

Corporate Structure

We are a holding company organized under the corporate laws of the State of Nevada.  We own 100% of the ordinary shares of Region Green Limited, a British Virgins Islands corporation.  Region Green Limited owns 100% of the shares of Dermal Diagnostics (Holdings) Limited, a corporation formed in England and Wales. Dermal Diagnostics (Holdings) owns 100% of the shares of our two operating entities Dermal Diagnostics Limited and Trial Clinic Limited, both of which were formed in England and Wales.

The following diagram illustrates our corporate and shareholder structure as of the date of this prospectus:

Nemaura Medical Inc.
Nevada Corporation
Region Green Limited
British Virgin Islands Corporation
Dermal Diagnostics (Holdings) Limited
England and Wales Corporation
Dermal Diagnostics Limited
England and Wales Corporation
Trial Clinic Limited
England and Wales Corporation

The Offering

This prospectus is related to the resale of up to 20,000,000 shares of Common Stock offered by the selling stockholders identified in the “Selling Stockholders” section on page 20.

Common Stock offered by the selling stockholders:	Up to 20,000,000 shares of Common Stock.

Common Stock outstanding prior to the offering:	200,000,000 (1)

Common Stock to be outstanding after the offering:	200,000,000

Use of proceeds:	We will not receive any proceeds from the sale of the Common Stock hereunder.
(1) Based upon the total number of issued and outstanding shares as of June 30, 2014.

RISK FACTORS

Investing in our Common Stock involves a high degree of risk. You should carefully consider the risks described below with all of the other information included in this prospectus before making an investment decision. If any of the possible adverse events described below actually occurs, our business, results of operations or financial condition would likely suffer. In such an event, if our shares are listed on a national securities exchange, or quoted in the over the counter markets, the market price of our Common Stock could decline and you could lose all or part of your investment.

Risks Related to Our Product Candidate and Operation

We are a development stage company as defined by the Financial Accounting Standards Board (FASB) ASC No. 915.

We are a development stage company that, since inception, has devoted substantially all of its efforts establishing a new business and while operations have commenced we have generated no revenue from our limited operations.

We are largely dependent on the success of our sole product candidate, the CGM Watch, and we may not be able to successfully commercialize this potential product.

We have incurred and will continue to incur significant costs relating to the development and marketing of our sole product candidate, the CGM Watch. We have not obtained approval to market this potential product in any jurisdiction and we may never be able to obtain approval or, if approvals are obtained, to commercialize this product successfully.

We have recently begun to direct our efforts toward the expansion of our scientific staff and research capabilities to identify and develop product candidates in addition to the CGM Watch. We do not know whether any preclinical development or clinical trials for this or other product candidates we may develop will begin on time or be completed on schedule, if at all. In addition, we do not know whether any of our potential clinical trials will result in marketable products. We do not anticipate that any additional product candidates will reach the market for at least several years, if at all.

If we fail to successfully commercialize our product(s), we may be unable to generate sufficient revenue to sustain and grow our business, and our business, financial condition and results of operations will be adversely affected.

If we fail to obtain regulatory approval of the CGM Watch or any of our other future products, we will be unable to commercialize these potential products.

The development, testing, manufacturing and marketing of our product is subject to extensive regulation by governmental authorities in Great Britain and the European Union. In particular, the process of obtaining CE approval by a Notified Body, a third party that can carry out a conformity assessment recognized by the European Union, is costly and time consuming, and the time required for such approval is uncertain. Our product must undergo rigorous preclinical and clinical testing and an extensive regulatory approval process mandated for the CE. Such regulatory review includes the determination of manufacturing capability and product performance.  As of the date of this filing we have not applied for CE approval.

We can give no assurance that our current or future products will be approved by the European Union or Great Britain or any other governmental body. In addition, there can be no assurance that all necessary approvals will be granted for future products or that CE review or actions will not involve delays caused by requests for additional information or testing that could adversely affect the time to market for and sale of our product. Further failure to comply with applicable regulatory requirements can, among other things; result in the suspension of regulatory approval as well as possible civil and criminal sanctions.

Failure to enroll patients in our clinical trials may cause delays in developing the CGM Watch or any of our future products.

We may encounter delays in the development and commercialization, or fail to obtain marketing approval, of the CGM Watch or any other future products if we are unable to enroll enough patients to complete clinical trials. Our ability to enroll sufficient numbers of patients in our clinical trials depends on many factors, including the severity of illness of the population, the size of the patient population, the nature of the clinical protocol, the proximity of patients to clinical sites, and the eligibility criteria for the trial and competing clinical trials. Delays in planned patient enrollment may result in increased costs and harm our ability to complete our clinical trials and obtain regulatory approval.

Delays in clinical testing could result in increased costs to us and delay our ability to generate revenue.

Significant delays in clinical testing could materially adversely impact our product development costs. We do not know whether planned clinical trials will begin on time, will need to be restructured or will be completed on schedule, if at all. Clinical trials can be delayed for a variety of reasons, including delays in obtaining regulatory approval to commence and continue a study, delays in reaching agreement on acceptable clinical study terms with prospective sites, delays in obtaining institutional review board approval to conduct a study at a prospective site and delays in recruiting patients to participate in a study.

Significant delays in testing or regulatory approvals for any of our current or future products, including the CGM Watch, could prevent or cause delays in the commercialization of such product candidates, reduce potential revenues from the sale of such product candidates and cause our costs to increase.

Our clinical trials for any of our current or future products may produce negative or inconclusive results and we may decide, or regulators may require us, to conduct additional clinical and/or preclinical testing for these products or cease our trials.

We will only receive regulatory approval to commercialize a product candidate if we can demonstrate to the satisfaction of the applicable regulatory agency that the product is safe and effective. We do not know whether our future clinical trials will demonstrate safety and efficacy sufficiently to result in marketable products. Because our clinical trials for the CGM Watch may produce negative or inconclusive results, we may decide, or regulators may require us, to conduct additional clinical and/or preclinical testing for this product or cease our clinical trials. If this occurs, we may not be able to obtain approval for this product or our anticipated time to market for this product may be substantially delayed and we may also experience significant additional development costs. We may also be required to undertake additional clinical testing if we change or expand the indications for our product.

If approved, the commercialization of our product, the CGM Watch, may not be profitable due to the need to develop sales, marketing and distribution capabilities, or make arrangements with a third party to perform these functions.

In order for the commercialization of our potential product to be profitable, our product must be cost-effective and economical to manufacture on a commercial scale. Subject to regulatory approval, we expect to incur significant sales, marketing, distribution, and to the extent we do not outsource manufacturing, manufacturing expenses in connection with the commercialization of the CGM Watch and our other potential products. We do not currently have a dedicated sales force or manufacturing capability, and we have no experience in the sales, marketing and distribution of medical diagnostic device products. In order to commercialize the CGM Watch or any of our other potential products that we may develop, we must develop sales, marketing and distribution capabilities or make arrangements with a third party to perform these functions. Developing a sales force is expensive and time-consuming, and we may not be able to develop this capacity. If we are unable to establish adequate sales, marketing and distribution capabilities, independently or with others, we may not be able to generate significant revenue and may not become profitable. Our future profitability will depend on many factors, including, but not limited to:

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the costs and timing of developing a commercial scale manufacturing facility or the costs of outsourcing the manufacturing of the CGM Watch;

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receipt of regulatory approval of the CGM Watch;

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the terms of any marketing restrictions or post-marketing commitments imposed as a condition of approval by regulatory authorities;

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the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

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costs of establishing sales, marketing and distribution capabilities;

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the effect of competing technological and market developments; and

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the terms and timing of any collaborative, licensing and other arrangements that we may establish.

Even if we receive regulatory approval for the CGM Watch or any other product candidates, we may never receive significant revenues from any of them. To the extent that we are not successful in commercializing our potential products, we will incur significant additional losses if we do not successfully commercialize our products.

Our proprietary rights may not adequately protect our intellectual property and product and if we cannot obtain adequate protection of our intellectual property and product, we may not be able to successfully market our product.

Our commercial success will depend in part on obtaining and maintaining intellectual property protection for our technologies and product. We will only be able to protect our technologies and product from unauthorized use by third parties to the extent that valid and enforceable patents cover them, or that other market exclusionary rights apply.

While we have issued enforceable patents covering the CGM Watch, the patent positions of companies like ours can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. No consistent policy regarding the breadth of claims allowed in such companies’ patents has emerged to date in Great Britain and the European Union. The general patent environment outside the United States involves significant uncertainty. Accordingly, we cannot predict the breadth of claims that may be allowed or that the scope of these patent rights would provide a sufficient degree of future protection that would permit us to gain or keep our competitive advantage with respect to this product and technology. Additionally, companies like ours are dependent on creating a pipeline of products. We may not be able to develop additional proprietary technologies or products that produce commercially viable products or that are themselves patentable.

Our issued patents may be subject to challenge and possibly invalidated by third parties. Changes in either the patent laws or in the interpretations of patent laws in Great Britain or the European Union or other countries may diminish the market exclusionary ability of our intellectual property.

In addition, others may independently develop similar or alternative technologies that may be outside the scope of our intellectual property. Should third parties obtain patent rights to similar technology, this may have an adverse effect on our business.

To the extent that consultants or key employees apply technological information independently developed by them or by others to our product, disputes may arise as to the proprietary rights of the information, which may not be resolved in our favor. Consultants and key employees that work with our confidential and proprietary technologies are required to assign all intellectual property rights in their discoveries to us. However, these consultants or key employees may terminate their relationship with us, and we cannot preclude them indefinitely from dealing with our competitors. If our trade secrets become known to competitors with greater experience and financial resources, the competitors may copy or use our trade secrets and other proprietary information in the advancement of their products, methods or technologies. If we were to prosecute a claim that a third party had illegally obtained and was using our trade secrets, it would be expensive and time consuming and the outcome would be unpredictable. In addition, courts in Great Britain and the European Union are sometimes less willing to protect trade secrets than courts in the United States. Moreover, if our competitors independently develop equivalent knowledge, we would lack any contractual claim to this information, and our business could be harmed.

Our ability to commercialize our product will depend on our ability to sell such products without infringing the patent or proprietary rights of third parties. If we are sued for infringing intellectual property rights of third parties, such litigation will be costly and time consuming and an unfavorable outcome would have a significant adverse effect on our business.

Our ability to commercialize our product will depend on our ability to sell such products without infringing the patents or other proprietary rights of third parties. Third-party intellectual property in the field of diagnostic medical devices is complicated, and third-party intellectual property rights in this field are continuously evolving. We have not performed searches for third-party intellectual property rights that may raise freedom-to-operate issues, and we have not obtained legal opinions regarding commercialization of our product other than patent research prior to the filing of our patent applications, and search and examination reports from the respective patent examination offices.

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In addition, because patent applications are published months after their filing, and because applications can take several years to issue, there may be currently pending third-party patent applications that are unknown to us, which may later result in issued patents. If a third-party claims that we infringe on its patents or other proprietary rights, we could face a number of issues that could seriously harm our competitive position, including:

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infringement claims that, with or without merit, can be costly and time consuming to litigate, can delay the regulatory approval process and can divert management’s attention from our core business strategy;

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substantial damages for past infringement which we may have to pay if a court determines that our products or technologies infringe upon a competitor’s patent or other proprietary rights;

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if a license is available from a holder, we may have to pay substantial royalties or grant cross licenses to our patents or other proprietary rights; and

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Re-designing our process so that it does not infringe the third-party intellectual property, which may not be possible, or which may require substantial time and expense including delays in bringing our own products to market.

Such actions could harm our competitive position and our ability to generate revenue and could result in increased costs.

Nemaura Medical Inc. is an Emerging Growth Company (EGC) as defined under the Jumpstart Our Business Startups (JOBS) Act.

An “emerging growth company” is an issuer whose initial public offering was or will be completed after Dec. 8, 2011, and had total annual gross revenues of less than $1 billion during its most recently completed fiscal year. An issuer’s EGC status terminates on the earliest of:

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The last day of the first fiscal year of the issuer during which it had total annual gross revenues of $1 billion or more;

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The last day of the fiscal year of the issuer following the fifth anniversary of the date of the issuer’s initial public offering;

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The date on which such issuer has issued more than $1 billion in non-convertible debt securities during the prior three-year period determined on a rolling basis; or

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The date on which the issuer is deemed to be a “large accelerated filer” under the Exchange Act, which means, among other things, that it has a public float in excess of $700 million.

Pursuant to the JOBS Act of 2012, as an emerging growth company the Company can elect to opt out of the extended transition period for any new or revised accounting standards that may be issued by the PCAOB or the SEC. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the standard for the private company. This may make comparison of the Company's financial statements with any other public company which is not either an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible as possible different or revised standards may be used.

The Company has elected to use the extended transition period for complying with new or revised financial accounting standards available under Section 102(b)(2)(B) of the Act. Among other things, this means that the Company's independent registered public accounting firm will not be required to provide an attestation report on the effectiveness of the Company's internal control over financial reporting so long as it qualifies as an emerging growth company, which may increase the risk that weaknesses or deficiencies in the internal control over financial reporting go undetected. Likewise, so long as it qualifies as an emerging growth company, the Company may elect not to provide certain information, including certain financial information and certain information regarding compensation of executive officers that would otherwise have been required to provide in filings with the SEC, which may make it more difficult for investors and securities analysts to evaluate the Company. As a result, investor confidence in the Company and the market price of its common stock may be adversely affected.

As an Emerging Growth Company our investors could suffer the loss of their investment in the event of a downturn of the economy, the loss of one or more of the Officers or Directors, broad market fluctuations, or revenues and operating results falling below our expectations.

If our product, the CGM Watch, does not gain market acceptance among physicians, patients and the medical community, we will be unable to generate significant revenue, if any.

The CGM Watch that we developed may not achieve market acceptance among physicians, patients, third-party payers and others in the medical community. If we receive the regulatory approvals necessary for commercialization, the degree of market acceptance will depend upon a number of factors, including:

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limited indications of regulatory approvals;

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the establishment and demonstration in the medical community of the clinical efficacy and safety of our product and its potential advantages over existing diagnostic medical devices;

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the prevalence and severity of any side effects;

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our ability to offer our product at an acceptable price;

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the relative convenience and ease of use of our product;

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the strength of marketing and distribution support; and

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sufficient third-party coverage or reimbursement.

The market may not accept the CGM Watch based on any number of the above factors. If the CGM Watch is approved, there may be other therapies available which directly compete for the same target market. The market may choose to continue utilizing the existing products for any number of reasons, including familiarity with or pricing of these existing products. The failure of any of our product to gain market acceptance could impair our ability to generate revenue, which could have a material adverse effect on our future business.

We have no commercial manufacturing facility for our CGM Watch and no experience in manufacturing products for commercial purposes and the failure to find manufacturing partners or create a manufacturing facility ourselves could have an adverse impact on our ability to grow our business.

We have no commercial manufacturing facility for the CGM Watch and no experience in manufacturing commercial quantities of our product. As such, we are dependent on third parties to supply our product according to our specifications, in sufficient quantities, on time, in compliance with appropriate regulatory standards and at competitive prices. We cannot be sure that we will be able to obtain an adequate supply of our product candidates on acceptable terms, or at all.

Manufacturers supplying diagnostic medical devices must comply with regulations which require, among other things, compliance with evolving regulations under Medical Device Directives stipulated under ISO13485. The manufacturing of products at any facility will be subject to strict quality control, testing and record keeping requirements, and continuing obligations regarding the submission of safety reports and other post-market information. Both the sensor and patch manufacturing facilities for the CGM Watch are currently ISO13485 certified. We cannot guarantee that the facilities will continue to pass regulatory inspection, or that future changes to ISO13485 standards will not also affect the manufactures of the sensors and patches.

If we fail to attract and retain senior management, consultants, advisors and scientific and technical personnel, our product development and commercialization efforts could be impaired.

Our performance is substantially dependent on the performance of our senior management and key scientific and technical personnel, particularly Dr. Dewan Fazlul Hoque Chowdhury, President, Chairman and Chief Executive Officer. Although we have entered into an employment agreement with Dr. Chowdhury, there is no assurance that he will remain in our employ for the entire term of such employment agreement. The loss of the services of any member of our senior management or our scientific or technical staff may significantly delay or prevent the development of our product and other business objectives by diverting management’s attention to transition matters and identification of suitable replacements, if any, and could have a material adverse effect on our business, operating results and financial condition.

We also rely on consultants and advisors to assist us in formulating our research and development strategy. All of our consultants and advisors are either self-employed or employed by other organizations, and they may have conflicts of interest or other commitments, such as consulting or advisory contracts with other organizations, that may affect their ability to contribute to us.

In addition, we believe that we will need to recruit additional executive management and scientific and technical personnel. There is currently intense competition for skilled executives and employees with relevant scientific and technical expertise, and this competition is likely to continue. The inability to attract and retain sufficient scientific, technical and managerial personnel could limit or delay our product development efforts, which would adversely affect the development of our product and commercialization of our potential product and growth of our business.

We expect to expand our research, development, clinical research and marketing capabilities and, as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

We expect to have significant growth in expenditures, the number of our employees and the scope of our operations, in particular with respect to those potential products that we elect to commercialize independently or together with others. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to train qualified personnel. Due to our limited resources, we may not be able to effectively manage the expansion of our operations or train additional qualified personnel. The physical expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plan or disrupt our operations.

We will need to raise additional funds in order to finance the anticipated commercialization of our product by incurring indebtedness, through collaboration and licensing arrangements, or by issuing securities which may cause dilution to existing stockholders, or require us to relinquish rights to our technologies and our product.

Developing our product, conducting clinical trials, establishing manufacturing facilities and developing marketing and distribution capabilities is expensive. We will need to finance future cash needs through additional public or private equity offerings, debt financings or corporate collaboration and licensing arrangements. We cannot be certain that additional funding will be available to us on acceptable terms, or at all. If adequate funds are not available, we may be required to delay, reduce the scope of, or eliminate one or more of our research or development programs or our commercialization efforts. To the extent that we raise additional funds by issuing equity securities, our stockholders may experience dilution. To the extent that we raise additional funds through collaboration and licensing arrangements, it may be necessary to relinquish some rights to our technologies or our product or grant licenses on terms that are not favorable to us.

We have a limited operating history and you should not rely on our historical financial data as an indicator of our future financial performance.

We have a limited operating history in the medical device industry. You should consider our business and prospects in light of the risks and difficulties we face with our limited operating history and should not rely on our past results as an indication of our future performance. In particular, we may face challenges in planning our growth strategy and forecasting market demand accurately as a result of our limited historical data and limited experience in implementing and evaluating our business strategies. If we are unable to successfully address these risks, difficulties and challenges as a result of our limited operating history, our ability to implement our strategic initiatives could be adversely affected, which may in turn have a material adverse effect on our business, financial condition, results of operations and prospects.

We have a history of losses and may not achieve or maintain profitability.

We have incurred net losses every year since our inception in 2009 and have generated minimal revenue during the development stage from product sales or licenses to date. As of March 31, 2014, we had a deficit accumulated during the development stage of approximately $2,741,890. We may expect to incur losses for the next several years and cannot be certain that we will ever achieve profitability. As a result, our business is subject to all of the risks inherent in the development of a new business enterprise, such as the risk that we may not obtain substantial additional capital needed to support the expenses of developing our technology and commercializing our potential products; develop a market for our potential products; successfully transition from a company with a research focus to a company capable of either manufacturing and selling potential products or profitably licensing our potential products to others; and/or attract and retain qualified management, technical and scientific staff.

We currently have not generated any revenue from product sales and may never become profitable.

To date, we have generated no revenue for product sales and we do not know when or if our product will generate revenue. Our ability to generate revenue depends on a number of factors, including our ability to successfully complete clinical trials for the CGM Watch and obtain regulatory approval to commercialize these potential products. Even then, we will need to establish and maintain sales, marketing, distribution and to the extent we do not outsource manufacturing, manufacturing capabilities. We plan to rely on one or more strategic collaborators to help generate revenues in markets outside of Great Britain however, we cannot be sure that our collaborators, if any, will be successful. Our ability to generate revenue will also be impacted by certain challenges, risks and uncertainties frequently encountered in the establishment of new technologies and products in emerging markets and evolving industries. These challenges include our ability to:

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execute our business model;

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create brand recognition;

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manage growth in our operations;

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create a customer base cost-effectively;

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retain customers;

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access additional capital when required; and

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attract and retain key personnel.

We cannot be certain that our business model will be successful or that it will successfully address these and other challenges, risks and uncertainties. If we are unable to generate significant revenue, we may not become profitable, and we may be unable to continue our operations. Even if we are able to commercialize the CGM Watch, we may not achieve profitability for at least several years, if at all, after generating material revenue. However, we believe that we do not have sufficient cash to fund operations for a minimum of 12 months.

Fluctuations in foreign exchange rates may adversely affect our financial condition and results of operations.

Our functional currency is the Great Britain Pound Sterling (“GBP”).  The reporting currency is the United States dollar (US$).  Income and expenditures are translated at the average exchange rates prevailing during the reporting period.  Assets and liabilities are translated at the exchange rates as of balance sheet date.  Stockholder’s equity is translated into United States dollars from GBP at historical exchange rates.  Currency fluctuations and restrictions on currency exchange may adversely affect our business, including limiting our ability to convert GBP into foreign currencies and, if the GBP were to decline in value, reducing our revenue in U.S. dollar terms.  To the extent the U.S. dollar strengthens against foreign currencies, the translation of these foreign currencies denominated transactions results in reduced revenue, operating expenses and net income for our international operations. Similarly, to the extent the U.S. dollar weakens against foreign currencies, the translation of these foreign currency denominated transactions results in increased revenue, operating expenses and net income for our international operations. We are also exposed to foreign exchange rate fluctuations as we convert the financial statements of our foreign subsidiaries into U.S. dollars in consolidation. If there is a change in foreign currency exchange rates, the conversion of the foreign subsidiaries’ financial statements into U.S. dollars will lead to a translation gain or loss which is recorded as a component of other comprehensive income. We have not entered into agreements or purchased instruments to hedge our exchange rate risks. The availability and effectiveness of any hedging transaction may be limited and we may not be able to successfully hedge our exchange rate risks.

Risks Related to Our Industry

Our competitors may develop products that are less expensive, safer or more effective, which may diminish or eliminate the commercial success of any potential products that we may commercialize.

If our competitor’s market products that are less expensive, safer or more effective than our future products developed from our product candidates, or that reach the market before our products, we may not achieve commercial success. For example, if approved, the CGM Watch’s primary competition in the glucose monitoring device setting will be companies such as Abbott, Dexcom, Echo and Medtronic who produce glucose monitoring devices.   The market may choose to continue utilizing the existing products for any number of reasons, including familiarity with or pricing of these existing products. The failure of our product to compete with products marketed by our competitors would impair our ability to generate revenue, which would have a material adverse effect on our future business, financial condition and results of operations.

We expect to compete with several companies including Abbott, Dexcom, Echo and Medtronic, and our competitors may:

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develop and market products that are less expensive or more effective than our future product;

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commercialize competing products before we can launch any products developed from our product candidate;

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operate larger research and development programs or have substantially greater financial resources than we do;

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initiate or withstand substantial price competition more successfully than we can;

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have greater success in recruiting skilled technical and scientific workers from the limited pool of available talent;

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more effectively negotiate third-party licenses and strategic relationships; and

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take advantage of acquisition or other opportunities more readily than we can.

We expect to compete for market share against large medical diagnostic device manufacturing companies, smaller companies that are collaborating with larger companies, new companies, and other public and private research organizations.

In addition, our industry is characterized by rapid technological change. Because our research approach integrates many technologies, it may be difficult for us to stay abreast of the rapid changes in each technology. If we fail to stay at the forefront of technological change, we may be unable to compete effectively. Our competitors may render our technologies obsolete by advances in existing technological approaches or the development of new or different approaches, potentially eliminating the advantages in our product discovery process that we believe we derive from our research approach and proprietary technologies.

The use of hazardous materials in our operations may subject us to environmental claims or liabilities.

Our research and development activities involve the use of hazardous chemical materials. Injury or contamination from these materials may occur and we could be held liable for any damages, which could exceed our available financial resources. This liability could materially adversely affect our business, financial condition and results of operations.

We are subject to laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous materials and waste products. We may be required to incur significant costs to comply with environmental laws and regulations in the future that could materially adversely affect our business, financial condition and results of operations.

If we fail to comply with extensive regulations enforced by regulatory agencies with respect to diagnostic medical device products, the commercialization of our product could be prevented, delayed or halted.

Research, preclinical development, clinical trials, manufacturing and marketing of our product is subject to extensive regulation by various government authorities. We have not received marketing approval for the CGM Watch. The process of obtaining the required regulatory approvals is lengthy and expensive, and the time required for such approvals is uncertain. The approval process is affected by such factors as:

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the indication and claims of the diagnostic device;

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the quality of submission relating to the product;

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the product’s clinical efficacy and safety;

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the manufacturing facility compliance;

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the availability of alternative devices;

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the risks and benefits demonstrated in clinical trials; and

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the patent status and marketing exclusivity rights of certain innovative products.

Any regulatory approvals that we or our partners receive for our product may also be subject to limitations on the indicated uses for which the product may be marketed or contain requirements for potentially costly post-marketing follow-up studies. The subsequent discovery of previously unknown problems with the product, including adverse events of unanticipated severity or frequency, may result in restrictions on the marketing of the product and withdrawal of the product from the market.

Manufacturing, labeling, storage and distribution activities also are subject to strict regulation and licensing by government authorities. The manufacturing facilities for our product will be subject to periodic inspection by the regulatory authorities and from time to time, these agencies may send notice of deficiencies as a result of such inspections. Our failure or the failure of our manufacturing facilities, to continue to meet regulatory standards or to remedy any deficiencies could result in corrective action by the authorities, including the interruption or prevention of marketing, closure of our manufacturing facilities, and fines or penalties.

Regulatory authorities also will require post-marketing surveillance to monitor and report potential adverse effects of our product. If approved, any of our products’ subsequent failure to comply with applicable regulatory requirements could, among other things, result in warning letters, fines, suspension or revocation of regulatory approvals, product recalls or seizures, operating restrictions, injunctions and criminal prosecutions.

Government policies may change and additional government regulations may be enacted that could prevent or delay regulatory approval of our product. We cannot predict the likelihood, nature or extent of adverse government regulation that may arise from future legislation or administrative action. If we are not able to maintain regulatory compliance, we might not be permitted to market our product and our business could suffer.

In the future, we hope to distribute and sell our product outside of the United Kingdom and the European Union, which will subject us to further regulatory risk.

In addition to seeking approval from the United Kingdom and the European Union for the CGM Watch, we may seek regulatory approval from Saudi Arabia and the United Arab Emirates, to market the CGM Watch however there is no guarantee we will do so. We may in the future also seek approvals for additional countries. The regulatory review process varies from country to country, and approval by foreign government authorities is unpredictable, uncertain and generally expensive. The ability to market our product could be substantially limited due to delays in receipt of, or failure to receive, the necessary approvals or clearances.  Marketing of our product in these countries, and in most other countries, is not permitted until we have obtained required approvals or exemptions in each individual country. Failure to obtain necessary regulatory approvals could impair our ability to generate revenue from international sources.

Market acceptance of our product will be limited if users are unable to obtain adequate reimbursement from third-party payers.

Government health administration authorities, private health insurers and other organizations generally provide reimbursement for products like our product and our commercial success will depend in part on these third-party payers agreeing to reimburse patients for the costs of our product. Even if we succeed in bringing our product to market, we cannot assure you that third-party payers will consider our product cost effective or provide reimbursement in whole or in part for its use.

Significant uncertainty exists as to the reimbursement status of newly approved health care products. Our product is intended to replace or alter existing therapies or procedures. These third-party payers may conclude that our product is less safe, effective or cost-effective than these existing therapies or procedures. Therefore, third-party payers may not approve our product for reimbursement.

If third-party payers do not approve our product for reimbursement or fail to reimburse for them adequately, sales will suffer as some physicians or their patients will opt for a competing product that is approved for reimbursement or is adequately reimbursed. Even if third-party payers make reimbursement available, these payers’ reimbursement policies may adversely affect our ability and the ability of our potential collaborators to sell our product on a profitable basis.

The trend toward managed healthcare, the growth of organizations such as health maintenance organizations and legislative proposals to reform healthcare and government insurance programs could significantly influence the purchase of healthcare services and products, resulting in lower prices and reduced demand for our product which could adversely affect our business, financial condition and results of operations.

In addition, legislation and regulations affecting the pricing of our product may change in ways adverse to us before or after the regulatory agencies approve our product for marketing. While we cannot predict the likelihood of any of these legislative or regulatory proposals, if any government or regulatory agencies adopt these proposals, they could materially adversely affect our business, financial condition and results of operations.

Product liability claims may damage our reputation and, if insurance proves inadequate, the product liability claims may harm our business.

We may be exposed to the risk of product liability claims that is inherent in the diagnostic medical device. A product liability claim may damage our reputation by raising questions about our product’s safety and efficacy and could limit our ability to sell our product by preventing or interfering with commercialization of our product.

In addition, product liability insurance for our industry is generally expensive to the extent it is available at all. There can be no assurance that we will be able to obtain and maintain such insurance on acceptable terms or that we will be able to secure increased coverage if the commercialization of our product progresses, or that future claims against us will be covered by our product liability insurance. Moreover, there can be no assurance that any product liability coverage from any insurance policy and/or any rights of indemnification and contribution that we may have will offset any future claims. We currently do not maintain product liability insurance. A successful claim against us with respect to uninsured liabilities and not subject to any indemnification or contribution could have a material adverse effect on our business, financial condition and results of operations.

We could be negatively impacted by the application or enforcement of fraud and abuse laws, including anti-kickback laws and other anti-referral laws.

We are not aware of any current business practice which is in violation of any fraud and abuse law. However, continued vigilance to assure compliance with all potentially applicable laws will be a necessary expense associated with product development. For example, all product marketing efforts must be strictly scrutinized to assure that they are not associated with improper remunerations to referral sources in violation of any anti-kickback statutes. Remunerations may include potential future activities for our product, including discounts, rebates and bundled sales, which must be appropriately structured to take advantage of statutory and regulatory “safe harbors.” From time to time we may engage physicians in consulting activities. In addition, we may decide to sponsor continuing medical education activities for physicians or other medical personnel. We also may award or sponsor study grants to physicians from time to time. All relationships with physicians, including consulting arrangements, continuing medical education and study grants, must be similarly reviewed for compliance with any anti-kickback statute to assure that remuneration is not provided in return for referrals. Patient inducements may also be unlawful. Inaccurate reports of product pricing, or a failure to provide a product at an appropriate price to various governmental entities, could also serve as a basis for an enforcement action under various theories.

Claims which are “tainted” by virtue of kickbacks or a violation of self-referral rules may be alleged as false claims if other elements of a violation are established. Because our potential customers may seek payments from healthcare programs for our product, even during the clinical trial stages, we must assure that we take no actions which could result in the submission of false claims. For example, free product samples which are knowingly or with reckless disregard billed to healthcare programs could constitute false claims. If the practice was facilitated or fostered by us, we could be liable. Moreover, inadequate accounting for or a misuse of grant funds used for product research and development could be alleged as a violation of relevant statutes.

The risk of our being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations, and additional legal or regulatory change.

Risks Related to Our Common Stock

Our stock price may be volatile.

The stock market, particularly in recent years, has experienced significant volatility particularly with respect to pharmaceutical, biotechnology and other diagnostic medical device company stocks. The volatility of pharmaceutical, biotechnology and other diagnostic medical device company stocks often does not relate to the operating performance of the companies represented by the stock. Factors that could cause this volatility in the market price of our Common Stock include:

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results from and any delays in our clinical trials;

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failure or delays in entering our product into clinical trials;

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failure or discontinuation of any of our research programs;

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delays in establishing new strategic relationships;

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delays in the development or commercialization of our product;

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market conditions in the diagnostic medical device sectors and issuance of new or changed securities analysts’ reports or recommendations;

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actual and anticipated fluctuations in our financial and operating results;

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developments or disputes concerning our intellectual property or other proprietary rights;

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introduction of technological innovations or new commercial products by us or our competitors;

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issues in manufacturing our product;

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market acceptance of our product;

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third-party healthcare reimbursement policies;

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regulatory actions affecting us or our industry;

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litigation or public concern about the safety of our product; and

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additions or departures of key personnel.

These and other external factors may cause the market price and demand for our Common Stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of Common Stock and may otherwise negatively affect the liquidity of our Common Stock. In the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management.

We have not paid and may not pay any dividends on our Common Stock.

We have paid no dividends on our Common Stock to date and may not pay dividends to holders of our Common Stock in the foreseeable future. While our future dividend policy will be based on the operating results and capital needs of the business, it is currently anticipated that any earnings will be retained to finance our future expansion and for the implementation of our business plan. As an investor, you should take note of the fact that a lack of a dividend can further affect the market value of our stock, and could significantly affect the value of any investment in our Company.

We will be subject to the reporting requirements of federal securities laws. This can be expensive and may divert resources from other projects, and thus impairing our ability to grow.

We will be subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and other federal securities laws, including compliance with the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”).  The costs of preparing and filing annual and quarterly reports, proxy statements and other information with the SEC (including reporting of any Merger that may occur in the future) and furnishing audited reports to stockholders will cause our expenses to be higher than they would have been if we had remained privately held.

If we fail to establish and maintain an effective system of internal control, we may not be able to report our financial results accurately or to prevent fraud. Any inability to report and file our financial results accurately and timely could harm our reputation and adversely impact the trading price of our Common Stock.

Upon completion of this offering, we will be subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes- Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting.  Our management may conclude that our internal control over our financial reporting is not effective Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

Prior to this offering, we have been a private company with a short operating history and limited accounting personnel and other resources with which to address our internal control and procedures over financial reporting.  We have identified material weaknesses, which include (i) the limited segregation of duties and a lack of sufficient personnel with an appropriate level of accounting knowledge, experience and training in the application of US GAAP commensurate with our financial reporting requirements; (ii) insufficient policies and procedures relating to the consistent development, maintenance and retention of documentation to support the amounts and the disclosures in the financial statements.  We will continue to implement measures to remedy these material weaknesses as well as other deficiencies.  If we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal control over financial reporting. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our commons stock.

Effective internal control is necessary for us to provide reliable financial reports and prevent fraud. If we cannot provide reliable financial reports or prevent fraud, we may not be able to manage our business as effectively as we would if an effective control environment existed, and our business and reputation with investors may be harmed. As a result, our small size and any current internal control deficiencies may adversely affect our financial condition, results of operation and access to capital. We have not performed an in-depth analysis to determine if historical un-discovered failures of internal controls exist, and may in the future discover areas of our internal control that need improvement.

Public company compliance may make it more difficult to attract and retain officers and directors.

The Sarbanes-Oxley Act and new rules subsequently implemented by the SEC have required changes in corporate governance practices of public companies. As a public company, we expect these new rules and regulations to increase our compliance costs in 2014 and beyond and to make certain activities more time consuming and costly. As a public company, we also expect that these new rules and regulations may make it more difficult and expensive for us to obtain director and officer liability insurance in the future and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.

A limited trading market for our Common Stock may result in limited liquidity for shares of our Common Stock and significant volatility in our stock price.

Our Stock is not quoted on the OTCBB or any other exchange and no assurance can be given that an active public trading market will develop or, if developed, that it will be sustained. The OTCBB is generally regarded as a less efficient and less prestigious trading market than other national markets. There is no assurance if or when our Common Stock will be quoted on the OTCBB or another more prestigious exchange or market. Active trading markets generally result in lower price volatility and more efficient execution of buy and sell orders. The absence of an active trading market reduces the liquidity of our Common Stock.

The market price of our stock is likely to be highly volatile because for some time there will likely be a thin trading market for the stock, which causes trades of small blocks of stock to have a significant impact on our stock price. As a result of the lack of trading activity, the quoted price for our Common Stock on the OTCBB is not necessarily a reliable indicator of its fair market value. Further, if we cease to be quoted, holders of our Common Stock would find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, our Common Stock, and the market value of our Common Stock would likely decline.

Our Common Stock will be deemed a “penny stock,” which makes it more difficult for our investors to sell their shares.

Our Common Stock will be subject to the “penny stock” rules adopted under Section 15(g) of the Exchange Act. The penny stock rules generally apply to companies whose common stock is not listed on The Nasdaq Stock Market or other national securities exchange and trades at less than $5.00 per share, other than companies that have had average revenue of at least $6,000,000 for the last three years or that have tangible net worth of at least $5,000,000 ($2,000,000 if the company has been operating for three or more years). These rules require, among other things, that brokers who trade penny stock to persons other than “established customers” complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning trading in the security, including a risk disclosure document and quote information under certain circumstances. Many brokers have decided not to trade penny stocks because of the requirements of the penny stock rules and, as a result, the number of broker-dealers willing to act as market makers in such securities is limited. If we remain subject to the penny stock rules for any significant period, it could have an adverse effect on the market, if any, for our securities. If our securities are subject to the penny stock rules, investors will find it more difficult to dispose of our securities.

Offers or availability for sale of a substantial number of shares of our Common Stock may cause the price of our Common Stock to decline.

If our stockholders sell substantial amounts of our Common Stock in the public market upon the expiration of any statutory holding period, under Rule 144, or issued upon the exercise of outstanding options or warrants, it could create a circumstance commonly referred to as an “overhang” and in anticipation of which the market price of our Common Stock could fall. The existence of an overhang, whether or not sales have occurred or are occurring, also could make more difficult our ability to raise additional financing through the sale of equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

The interests of Mr. Chowdhury, or the controlling shareholders, may not always coincide with the interests of us and our other shareholders, and the controlling shareholders may exert significant control or substantial influence over us and may take actions that are not in, or may conflict with, public shareholders’ best interests.

The controlling shareholders will control the exercise of voting rights of over 50 % of the shares eligible to vote in any of our annual or special meeting.  Therefore, these controlling shareholders will be able to exercise significant influence over all matters that require us to obtain shareholder approval, including the election of directors to our board and approval of significant corporate transactions that we may consider, such as a merger or other sale of our company or its assets.  The controlling shareholders may cause us to take actions that are not in, or may conflict with, the interests of us or the public shareholders. In the case where the interests of the controlling shareholders conflict with those of our other shareholders, or if the controlling shareholders choose to cause us to pursue objectives that would conflict with the interests of our other shareholders, such other shareholders could be left in a disadvantageous position by such actions caused by the controlling shareholders and the price of our common stock could be adversely affected.

We are subject to the anti-takeover provisions of the Nevada Revised Statutes governing business combinations and control share acquisition.

Applicability of the Nevada business combination statute would discourage parties interested in taking control of our company if they cannot obtain the approval of our board of directors. These provisions could prohibit or delay a merger or other takeover or change in control attempt and, accordingly, may discourage attempts to acquire our company even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

The effect of the Nevada control share statute is that the acquiring person, and those acting in association with the acquiring person, will obtain only such voting rights in the control shares as are conferred by a resolution of the stockholders at an annual or special meeting of the stockholders.  The Nevada control share law, if applicable, could have the effect of discouraging takeovers of our company based on our organizational structure.

FORWARD-LOOKING STATEMENTS

Statements in this prospectus may be “forward-looking statements.” Forward-looking statements include, but are not limited to, statements that express our intentions, beliefs, expectations, strategies, predictions or any other statements relating to our future activities or other future events or conditions. These statements are based on current expectations, estimates and projections about our business based, in part, on assumptions made by management. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may, and are likely to, differ materially from what is expressed or forecasted in the forward-looking statements due to numerous factors, including those described above and those risks discussed from time to time in this prospectus, including the risks described under “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus and in other documents which we file with the SEC. In addition, such statements could be affected by risks and uncertainties related to our ability to raise any financing which we may require for our operations, competition, government regulations and requirements, pricing and development difficulties, our ability to make acquisitions and successfully integrate those acquisitions with our business, as well as general industry and market conditions and growth rates, and general economic conditions. Any forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this prospectus, except as may be required under applicable securities laws.

USE OF PROCEEDS

We will receive no proceeds from the sale of shares of Common Stock offered by the selling security holders.

DETERMINATION OF THE OFFERING PRICE

For our selling stockholders the sales price to the public is fixed at $0.10 per share until our Common Stock is traded on a national exchange or the OTCBB ..  If our shares become quoted on the Over-The-Counter Bulletin Board, or are registered on a national securities exchange, the selling stockholders may sell all or a portion of their shares in the over-the-counter market at market prices prevailing at the time of sale, or related to the market price at the time of sale, or at other negotiated prices.

The determination of the offering price was performed by management.  Factors included in the determination of the offering price were both current and projected market information.  Since our stock is not trading on any national securities exchange and is not quoted on any over-the-counter market, use of current trading prices was not possible.  Our recent private placement price of $.02 per share was used for our current market information.  By looking at companies similarly situated in our industry with similar levels of risk that are trading on a national securities exchange or is quoted on any over-the-counter market management believes that the offering price is reasonable based on the trading price of stocks in our industry.

SELLING STOCKHOLDERS

This prospectus includes 20,000,000 shares of Common Stock offered for resale by the selling stockholders identified below. For our selling stockholders the sales price to the public is fixed at $0.10 per share until our Common Stock is traded on a national exchange or the OTCBB ..   Each shareholder acquired their shares during March of 2014 relying on the exemption from registration under Regulation S and Section 4(2) of the Securities Act of 1933, as amended.  There was no public dissemination or communication to the public in general either in writing or orally by our officers and directors.  Each selling stockholder was fully informed by an officer or director of the Company privately and was fully aware of the financial position of the Company as well as the status of the product it is bringing to the market. The selling stockholders acquired their shares from the Company in private transactions.  We are registering the shares to permit the selling stockholders and their pledgees, donees, transferees and other successors-in-interest that receive their shares from a selling stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares when and as they deem appropriate in the manner described in the “Plan of Distribution”.

The following table details the names of the selling stockholders, the number of shares owned by the selling stockholders, and the number of shares that may be offered by the selling stockholders for resale under this prospectus. The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholder has sole or shared voting power or investment power and also any shares, which the selling stockholder has the right to acquire within 60 days. Applicable percentage ownership is based on 200,000,000 shares of Common Stock outstanding as of May 31, 2014, together with securities exercisable or convertible into shares of Common Stock within 60 days of such date for the stockholder. Number and percentage owned after the offering assumes the sale of all or none of the shares offered under this prospectus. All shares of Common Stock offered under this prospectus are currently issued and outstanding.  Not all of our shareholders have registered shares in this offering.

The selling stockholders may sell up to 20,000,000 shares of our Common Stock from time to time in one or more offerings under this prospectus. Because the selling stockholders may offer all, some or none of the shares they hold, and because, based upon information provided to us, there are currently no agreements, arrangements, or understandings with respect to the sale of any of the shares, no definitive estimate as to the number of shares that will be held by the selling stockholders after the offering can be provided. The following table has been prepared on the assumption that all or none of the shares offered under this prospectus will be sold to parties unaffiliated with the selling stockholders.  With the exception of David Scott; Julie Pomeroy; Karrar Khan; and Richard Toon, none of the selling stockholders has been an officer or director of us or any of our predecessors or affiliates within the last three years, nor has any selling stockholder had a material relationship with us except as described in the footnotes below.

Name of Selling Security Holder	Shares Beneficially Owned Prior to Offering	Maximum Number of Shares to be Sold	Amount of Securities Owned After the Offering[3]	Percentage of Securities Owned After the Offering[3]
Addjab Limited [7]	1,200,000	1,200,000	-0-	-0-
Adeeba Ahmed	3,000	3,000	-0-	-0-
Afzul Mohmud	3,000	3,000	-0-	-0-
Ahmed Dadibhai	3,000	3,000	-0-	-0-
Amaira Badat	3,000	3,000	-0-	-0-
Ambreen Hussain [12]	3,000	3,000	-0-	-0-
Ammaar Mohmud	3,000	3,000	-0-	-0-
Anis Jamall	3,000	3,000	-0-	-0-

Asif Mohmud	3,000	3,000	-0-	-0-
Charles Heard	3,000	3,000	-0-	-0-
David Scott [8]	3,000	3,000	-0-	-0-
Dewan M. H. Chowdhury [16]	4,136,875	4,136,875	-0-	-0-
Dominic Slattery	10,000	10,000	-0-	-0-
East Yield Investment Ltd.[4]	2,347,000	2,347,000	-0-	-0-
Faheema Mohmud	3,000	3,000	-0-	-0-
Fazila Timol	200,000	200,000	-0-	-0-
Fortune Lake Mgmt. Ltd.[6]	2,347,000	2,347,000	-0-	-0-
Hafsa Bibi Timol	3,000	3,000	-0-	-0-
Hasan Dadibhai	3,000	3,000	-0-	-0-
Hayat Ouziad	3,000	3,000	-0-	-0-
Ibrahaim Patel	3,000	3,000	-0-	-0-
Ismail Makda	3,000	3,000	-0-	-0-
Julie Barton-Naylor	3,000	3,000	-0-	-0-
Julie Pomeroy [9]	3,000	3,000	-0-	-0-
Jumaid Jamall	3,000	3,000	-0-	-0-
Junaid Mansoor [13]	3,000	3,000	-0-	-0-
Karmen Cheung	3,000	3,000	-0-	-0-
Karrar Khan [10]	3,000	3,000	-0-	-0-
Kathryn Farrar	3,000	3,000	-0-	-0-
Khadija Dadibhai	3,000	3,000	-0-	-0-
Michael Daniels	165,000	165,000	-0-	-0-
Mohammed Zakir Shaikh	3,000	3,000	-0-	-0-
Muhammad Dadibahi	3,000	3,000	-0-	-0-
Museji Takolia	3,000	3,000	-0-	-0-
Nafeesah Munshi	3,000	3,000	-0-	-0-
Nasira Hasani	3,000	3,000	-0-	-0-
Noorjehan Takolia	3,000	3,000	-0-	-0-
Oves Timol	200,000	200,000	-0-	-0-
Pine Capital Asset Mgt. Inc.[5]	7,141,000	7,141,000	-0-	-0-
Rabia Ismail	3,000	3,000	-0-	-0-
Richard Freeman	3,000	3,000	-0-	-0-
Richard Toon [11]	3,000	3,000	-0-	-0-
Riyaz Timol	1,697,125	1,697,125	-0-	-0-
Robert Carson [14]	3,000	3,000	-0-	-0-
Ruksana Khan	3,000	3,000	-0-	-0-
Safira Mohmud	3,000	3,000	-0-	-0-
Safiyyah Ahmed	3,000	3,000	-0-	-0-
Saleha Lokhat	200,000	200,000	-0-	-0-
Sameer Hussain	3,000	3,000	-0-	-0-
Sarfaraz Ismail	3,000	3,000	-0-	-0-
Sohail Hasani	3,000	3,000	-0-	-0-
Somaiya Ravat	3,000	3,000	-0-	-0-
Stephen Metcalf	3,000	3,000	-0-	-0-
Suhayl Ismail	3,000	3,000	-0-	-0-
Susan Gibbons	3,000	3,000	-0-	-0-
Tahseen Rehman Minhas	3,000	3,000	-0-	-0-
Vincent Crabtree	3,000	3,000	-0-	-0-
Waliul Islam [15]	3,000	3,000	-0-	-0-
Wasif Hasani	3,000	3,000	-0-	-0-
Yiqing Han	3,000	3,000	-0-	-0-
Yunus Bhayat	3,000	3,000	-0-	-0-
Yusuf Timol	200,000	200,000	-0-	-0-
Zohra Adam	3,000	3,000	-0-	-0-
TOTAL	20,000,000	20,000,000	-0-	-0-

(1)

Under applicable SEC rules, a person is deemed to beneficially own securities which the person has the right to acquire within 60 days through the exercise of any option or warrant or through the conversion of a convertible security. Also under applicable SEC rules, a person is deemed to be the “beneficial owner” of a security with regard to which the person directly or indirectly, has or shares (a) voting power, which includes the power to vote or direct the voting of the security, or (b) investment power, which includes the power to dispose, or direct the disposition, of the security, in each case, irrespective of the person’s economic interest in the security. Each listed selling stockholder has the sole investment and voting power with respect to all shares of Common Stock shown as beneficially owned by such selling stockholder, except as otherwise indicated in these footnotes.

(2)

As of May 31, 2014, there were 200,000,000 shares of our Common Stock issued and outstanding. In determining the percent of Common Stock beneficially owned by a selling stockholder as of May 31, 2014, (a) the numerator is the number of shares of Common Stock beneficially owned by such selling stockholder (including the shares that he has the right to acquire within 60 days of May 31, 2014), and (b) the denominator is the sum of the 200,000,000 shares of Common Stock outstanding on May 31, 2014.

(3)	Represents the amount and percentage of shares in the event all of the securities are sold during the offering.
(4)	The beneficial owner, shareholder, Officer and Director is Albert Li. Dr. Li has voting and investment control over the shares.
(5)	The beneficial owners and Officers and Directors who have voting and investment control are Clarence Chan and Victor Lee.
(6)	The beneficial owner, shareholder, Officer and Director is Wong Lap Woon who has voting and investment control over the shares.
(7)	The beneficial owners are Shakeel Arshad and Farrukh Akram, and the Office and Director is Lindsey Daniels. Each has voting and investment control over the shares.
(8)	David Scott is our Director of Commercial Development and Licensing.
(9)	Julie Pomeroy is our Director of Finance.
(10)	Professor Karrar Khan is our Director of Product Development.
(11)	Dr. Richard Toon is our Technical and Business Development Manager.
(12)	We have an employment agreement with Ambreen Hussain that commenced November 1, 2013 for a period of one year.
(13)	We have an employment agreement with Junaid Mansoor that commenced November 1, 2013 for a period of one year.
(14)	We have an employment agreement with Robert Carson that commenced November 1, 2013 for a period of one year.
(15)	We have an employment agreement with Waliul Islam that commenced November 1, 2013 for a period of one year.
(16)	Dewan M.H. Chowdhury is the brother of our President Dr. Dewan F.H. Chowdhury.

PLAN OF DISTRIBUTION

The selling stockholders, and any of their donees, pledgees, transferees or other successors-in-interest selling shares of Common Stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of Common Stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions.  Our Common Stock is presently not traded on any market or securities exchange.   Accordingly, for our selling stockholders the sales price to the public is fixed at $0.10 per share until our Common Stock is traded on a national exchange or the OTCBB ..  We have not been advised of any arrangements by the selling stockholders for the sale of any of the Common Stock owned by them.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•

ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•

block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•

crosses, where the same broker acts as an agent on both sides of the trade;

•

purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•

an exchange distribution in accordance with the rules of the applicable exchange;

•

privately negotiated transactions;

•

short sales;

•

through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•

broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•

a combination of any such methods of sale; and

•

any other method permitted pursuant to applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of Common Stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus; provided, however, that prior to any such transfer the following information (or such other information as may be required by the federal securities laws from time to time) with respect to each such selling beneficial owner must be added to the prospectus by way of a prospectus supplement or post-effective amendment, as appropriate: (1) the name of the selling beneficial owner; (2) any material relationship the selling beneficial owner has had within the past three years with us or any of our predecessors or affiliates; (3) the amount of securities of the class owned by such security beneficial owner before the transfer; (4) the amount to be offered for the security beneficial owner’s account; and (5) the amount and (if one percent or more) the percentage of the class to be owned by such security beneficial owner after the transfer is complete.

Any selling stockholder and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations under that statute, including, without limitation, possibly Regulation M. This may limit the timing of purchases and sales of any of the securities by a selling stockholder and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the securities. All of the foregoing may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

DESCRIPTION OF SECURITIES TO BE REGISTERED

This prospectus relates to the public offering of up to 20,000,000 shares of Common Stock by the selling stockholders. The total amount of shares consists of 200,000,000 shares of Common Stock that are currently issued and outstanding.

Authorized Capital Stock

We have authorized 420,000,000 shares of capital stock, par value $0.001 per share which are shares of Common Stock.  We have no authorized preferred stock.  As of June 30, 2014 there are 200,000,000 shares issued and outstanding.

Common Stock

The holders of our Common Stock are entitled to one vote per share. In addition, the holders of our Common Stock will be entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of legally available funds; however, the current policy of our board of directors is to retain earnings, if any, for operations and growth. Upon liquidation, dissolution or winding-up, the holders of our Common Stock will be entitled to share ratably in all assets that are legally available for distribution. The holders of our Common Stock will have no preemptive, subscription, redemption or conversion rights.  The holders of our Common Stock do not have cumulative rights in the election of directors. The rights, preferences and privileges of holders of our Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock, which may be designated solely by action of our board of directors and issued in the future.

Warrants

We have issued no warrants as of the date of this prospectus.

Anti-takeover Effects of Our Articles of Incorporation and By-laws

Our articles of incorporation do not provide any provisions that may have anti-takeover effects, making it more difficult for or preventing a third party from acquiring control of our company or changing our board of directors and management.  The holders of our common stock do not have cumulative voting rights in the election of our directors, which makes it more difficult for minority stockholders to be represented on the board.  The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger, or otherwise.

Our By-laws do not provide any provisions that may have anti-takeover effects.

Anti-takeover Effects of Nevada Law

Business Combinations

The “business combination” provisions of Sections 78.411 to 78.444, inclusive, of the Nevada Revised Statutes, or NRS, generally prohibit a Nevada corporation with at least 200 stockholders of record, a “resident domestic corporation,” from engaging in various “combination” transactions with any “interested stockholder” unless certain conditions are met or the corporation has elected in its articles of incorporation to not be subject to these provisions.  We have not elected to opt out of these provisions and if we meet the definition of resident Domestic Corporation, now or in the future, our company will be subject to these provisions.

A “combination” is generally defined to include (a) a merger or consolidation of the resident domestic corporation or any subsidiary of the resident domestic corporation with the interested stockholder or affiliate or associate of the interested stockholder; (b) any sale, lease, exchange, mortgage, pledge, transfer, or other disposition, in one transaction or a series of transactions, by the resident domestic corporation or any subsidiary of the resident domestic corporation to or with the interested stockholder or affiliate or associate of the interested stockholder having: (i) an aggregate market value equal to 5% or more of the aggregate market value of the assets of the resident domestic corporation, (ii) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the resident domestic corporation, or (iii) 10% or more of the earning power or net income of the resident domestic corporation; (c) the issuance or transfer in one transaction or series of transactions of shares of the resident domestic corporation or any subsidiary of the resident domestic corporation having an aggregate market value equal to 5% or more of the resident domestic corporation to the interested stockholder or affiliate or associate of the interested stockholder; and (d) certain other transactions with an interested stockholder or affiliate or associate of the interested stockholder.

An “interested stockholder” is generally defined as a person who, together with affiliates and associates, owns (or within three years, did own) 10% or more of a corporation’s voting stock. An “affiliate” of the interested stockholder is any person that directly or indirectly through one or more intermediaries is controlled by or is under common control with the interested stockholder. An “associate” of an interested stockholder is any (a) corporation or organization of which the interested stockholder is an officer or partner or is directly or indirectly the beneficial owner of 10% or more of any class of voting shares of such corporation or organization; (b) trust or other estate in which the interested stockholder has a substantial beneficial interest or as to which the interested stockholder serves as trustee or in a similar fiduciary capacity; or (c) relative or spouse of the interested stockholder, or any relative of the spouse of the interested stockholder, who has the same home as the interested stockholder.

If applicable, the prohibition is for a period of two years after the date of the transaction in which the person became an interested stockholder, unless such transaction is approved by the board of directors prior to the date the interested stockholder obtained such status; or the combination is approved by the board of directors and thereafter is approved at a meeting of the stockholders by the affirmative vote of stockholders representing at least 60% of the outstanding voting power held by disinterested stockholders; and extends beyond the expiration of the two-year period, unless (a) the combination was approved by the board of directors prior to the person becoming an interested stockholder; (b) the transaction by which the person first became an interested stockholder was approved by the board of directors before the person became an interested stockholder; (c) the transaction is approved by the affirmative vote of a majority of the voting power held by disinterested stockholders at a meeting called for that purpose no earlier than two years after the date the person first became an interested stockholder; or (d) if the consideration to be paid to all stockholders other than the interested stockholder is, generally, at least equal to the highest of: (i) the highest price per share paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which it became an interested stockholder, whichever is higher, plus compounded interest and less dividends paid, (ii) the market value per share of common shares on the date of announcement of the combination and the date the interested stockholder acquired the shares, whichever is higher, plus compounded interest and less dividends paid, or (iii) for holders of preferred stock, the highest liquidation value of the preferred stock, plus accrued dividends, if not included in the liquidation value. With respect to (i) and (ii) above, the interest is compounded at the rate for one-year United States Treasury obligations from time to time in effect.

Applicability of the Nevada business combination statute would discourage parties interested in taking control of our company if they cannot obtain the approval of our board of directors. These provisions could prohibit or delay a merger or other takeover or change in control attempt and, accordingly, may discourage attempts to acquire our company even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Control Share Acquisitions

The “control share” provisions of Sections 78.411 to 78.444, inclusive, of the Nevada Revised Statutes, apply to “issuing corporations” that are Nevada corporations with at least 200 stockholders of record, including at least 100 stockholders of record who are Nevada residents, and that conduct business directly or indirectly in Nevada, unless the corporation has elected to not be subject to these provisions.

The control share statute prohibits an acquirer of shares of an issuing corporation, under certain circumstances, from voting its shares of a corporation’s stock after crossing certain ownership threshold percentages, unless the acquirer obtains approval of the target corporation’s disinterested stockholders. The statute specifies three thresholds: (a) one-fifth or more but less than one-third, (b) one-third but less than a majority, and (c) a majority or more, of the outstanding voting power. Generally, once a person acquires shares in excess of any of the thresholds, those shares and any additional shares acquired within 90 days thereof become “control shares” and such control shares are deprived of the right to vote until disinterested stockholders restore the right. These provisions also provide that if control shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the control shares are entitled to demand payment for the fair value of their shares in accordance with statutory procedures established for dissenters’ rights.

A corporation may elect to not be governed by, or “opt out” of, the control share provisions by making an election in its articles of incorporation or bylaws, provided that the opt-out election must be in place on the 10th day following the date an acquiring person has acquired a controlling interest, that is, crossing any of the three thresholds described above.  We have not opted out of these provisions and will be subject to the control share provisions of the NRS if we meet the definition of an issuing corporation upon an acquiring person acquiring a controlling interest unless we later opt out of these provisions and the opt out is in effect on the 10th day following such occurrence.

The effect of the Nevada control share statute is that the acquiring person, and those acting in association with the acquiring person, will obtain only such voting rights in the control shares as are conferred by a resolution of the stockholders at an annual or special meeting of the stockholders.  The Nevada control share law, if applicable, could have the effect of discouraging takeovers of our company based on the following organizational structure.

DESCRIPTION OF BUSINESS

Corporate History Overview

We are a development stage company as defined by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) No. 915 Development Stage Entities.  Since inception we have devoted substantially all of our efforts establishing a new business and while operations have commenced we have generated no revenue from our limited operations.

We are a holding corporation that owns one hundred percent (100%) of a diagnostic medical device company specializing in discovering, developing and commercializing specialty medical devices.  We were organized on December 24, 2013 under the laws of the State of Nevada.   We own one hundred percent (100%) of Region Green Limited, a British Virgin Islands corporation formed on December 12, 2013.  Region Green Limited owns one hundred percent (100%) of the stock in Dermal Diagnostic (Holdings) Limited, an England and Wales corporation formed on December 11, 2013.  We own one hundred percent (100%) of the stock in Dermal Diagnostics Limited, an England and Wales corporation formed on January 20, 2009 (“DDL”), and we own one hundred percent (100%) of the stock in Trial Clinic Limited, an England and Wales corporation formed on January 12, 2011 (“TCL”).

In December 2013, we restructured the company and re-domiciled as a domestic corporation in the United States.  The corporate re-organization was accomplished to preserve the tax advantages under the laws of the England and Wales tax laws for the benefit of the shareholders of both Dermal Diagnostics Limited (“DDL”) and Trial Clinic Limited (“TCL”).

 DDL is a diagnostic medical device company headquartered in Loughborough, Leicestershire, England. DDL was founded on January 20, 2009 to engage in the discovery, development and commercialization of diagnostic medical devices. The Company’s initial focus has been on the development of a novel continuous glucose monitoring (CGM) device which consists of a disposable patch containing a sensor, and a non-disposable miniature electronic watch with a re-chargeable power source. CGM through a non-invasive patch can enable early detection of subtle changes in blood glucose levels.

Manufacturers for our sensors are Parlex (a division of Johnson Electrics), Isle of White, UK ; Polarseal Limited, Surrey, England for our patches; and CIL Limited located in Andover, UK for the manufacture of our electronics.

Our clinical testing will be conducted by contract clinical research organizations. These will be conducted in various centers around the world to cover a wide demographic – including the Middle East, Asia, and Europe – all of which are managed by our in-house medical devices director.

Our business is conducted through our wholly owned subsidiaries DDL and TCL. The discussion of our business in this prospectus is that of our current business which is conducted through DDL and TCL.  The organizational diagram below shows our current business structure.

A Patent and Know How License was entered into between The University of Bath (“Bath”) and Pharma on June 21, 2012 (the “License Agreement”).  Under the terms of the License Agreement, Bath has granted to Pharma an exclusive license throughout the world to conduct research and make, use, sell, import and otherwise deal in products consisting of the self-calibrating iontophoresis-based technology for the transdermal measurement of certain physiological analytes, such as glucose, lactate and urea, in humans as described in patents owned by Bath and know-how provided by Bath.  Pharma shall develop and commercialize the licensed products and meet certain manufacturing and commercialization milestones.  If Pharma fails to meet the milestones, Bath has the right, but not the obligation, to give written notice to Pharma of the failure and provide Pharma with an additional four months to remedy such failure, and if it’s not remedied within that time, Bath has the right to make the license non-exclusive in respect of those analytes for which the milestones have not been achieved.   If Bath fails to give such notice following six (6) months of the end of the cure period it shall be deemed to have waived its right to make the Licence non-exclusive.  To date we have not yet met two of the milestones with respect to the successful demonstration of a prototype device and regulatory approval of the first analyte in the field of use and that were scheduled for completion on December 31, 2012 and May 31, 2014, respectively.  As of the date hereof we have not received  any written notice from Bath of the failure to meet the milestones or demand to cure such failure.  At the time of the assignment of the license from Pharma to us, Bath had verbally agreed with us to extend the deadlines for achieving those milestones, but the new dates have not yet been determined and a formal written agreement has not yet been executed.  As consideration for the license, Pharma paid Bath an insignificant upfront fee, and shall make milestone payments and pay a royalty on gross receipts from income on the sales of the products.  The agreement shall terminate upon expiration of all the patents, unless earlier terminated by Bath, or by Pharma.  The last patent terminates on June 21, 2021.  We have the right to terminate this agreement upon three months’ written notice and Bath may terminate immediately upon written notice due to the occurrence of certain events, including, without limitation, our failure to make payments under the agreement, a material breach under the agreement, a petition, notice, resolution or order made in connection with winding up our business or for the appointment of an administrator, and other triggering events.

In connection with the License Agreement, the parties also entered into a consulting agreement on June 21, 2012, whereby Bath will provide Pharma with consultants to provide services to facilitate the technology transfer and the commercial exploitation of the patents, know how or licensed products to measure glucose, lactate and urea in a clinical or home environment.  Pharma shall pay Bath a fixed hourly rate for the services provided by the consultant.  On July 9, 2014, the license agreement with Bath was assigned by Pharma to Dermal Diagnostics and Dermal Diagnostics assumed all rights and obligations thereunder.  To date the technology underlying the Bath license agreement has not been, as is not required to be, incorporated into the Company’s technology platform, which platform is sufficient for us to commercialize the CGM device.  Future milestone payments and royalties to Bath are payable only if the Company determines to utilize the Bath technology.

An Exclusive Marketing Rights agreement for the UK and Republic of Ireland was signed on March 31, 2014 with Dallas Burston Pharma, a Jersey (Channel Island) based company who has pharmaceutical product marketing operations in the UK and has demonstrated a very successful model for the marketing of prescription medical products direct to General Practitioners. We received a non-refundable upfront payment of $1.67 million  in return for providing the marketing company with the exclusive right to sell the CGM Watch in the UK and Republic of Ireland, both direct to consumer and through prescriptions by general practitioners. Subsequently, on April 4, 2014, a Letter of Intent was entered into outlining the basic terms of the cost at which the patches and watch will be supplied and minimum order quantities in the first two (2) years. The key terms of the Exclusive Marketing Rights Agreement and the Letter of Intent will be finalized and included in a Commercial Agreement that will be signed upon successful CE approval of the CGM Watch.  As set forth in the Letter of Intent, the term of the exclusive marketing rights is ten years, renewable annually for a fee.  Either party may terminate the agreement at the end of the term by providing 12 months prior written notice and the terminating party must pay four times annual product turnover or 10 times net profit, whichever is greater.

Our Products

We currently have one (1) CGM watch product.  The CGM Watch is purely the packaging for the electronics that control and receive feedback from the “sensor-patch” which is our patented technology.  Additionally, we have identified the potential for the CGM watch to be useful in the mobile phone application with wireless data transmission from the watch.  The CGM Watch is a continuous glucose monitoring device which consists of a disposable patch containing a sensor, and a non-disposable miniature electronic watch with a re-chargeable power source. The system applies a very small electrical current to the skin, which leads to efficient extraction of glucose from the body into a chamber in the patch. The glucose sensor detects the level of glucose and stores the data on an internal memory platform, as well as displaying the glucose reading on an LCD display.  An alarm is set-off when the reading is 'out of range'. The technique utilized in this device has been the subject of extensive studies with over twenty (20) clinical reports in the public domain, and is the only non-invasive technique to have been approved by both the FDA and EMEA. The effectiveness of Continuous Glucose Monitoring (CGM) in blood sugar control facilitates the therapeutic adjustments to avoid hypo-glycemic and hyper-glycemic excursions.

Additional applications for the CGM Watch may include:

•

Mobile Phone Application – with wireless data transmission from watch;

•

Development of a Web-server accessed by physicians and diabetic professionals to track the condition remotely thereby reducing healthcare costs and managing the condition more effectively;

•

A complete virtual GP that monitors a person’s vital signs and transmits results via the web; and

•

With further investment, other patches can be developed which are able to measure alternative analytes, including lactates, uric acid, lithium and drugs.  This would be a step-change in the monitoring of conditions, particularly in the hospital setting.  Lactate monitoring is currently used to determine the relative fitness of professional athletes.

Our Business Strategy

We are a development stage company as defined by the Financial Accounting Standards Board (FASB) ASC No. 915.  Since inception we have devoted substantially all of our efforts establishing a new business and while operations have commenced we have generated no revenue from our limited operations.  We intend to lead in the discovery, development and commercialization of innovative and targeted diagnostic medical devices that improve disease monitoring, management and overall patient care. We plan to take the following steps to implement our broad business strategy.  Our key commercial strategies post-approval will be as follows:

•

Develop our own specialty sales and marketing teams to market the CGM Watch in the European Union. We intend to develop specialty sales teams and/or enter into licensing agreements with established marketing companies for production and distribution of our product in the European Economic Area. We have a marketing rights agreement for the UK and Republic of Ireland with DB Pharma (Jersey) Ltd.

•

Expand the indications for which the CGM Watch may be used. We believe that the CGM Watch may offer other significant benefits other than those found in the non-acute setting for the monitoring of other diseases. This includes monitoring of lactic acid for performance athletics, and the monitoring of drugs. Initial proof of concept will be completed in laboratory settings followed by a clinical program.

•

   Expand our product pipeline through our proprietary platform technologies, acquisitions and strategic licensing arrangements. We intend to leverage our proprietary platform technologies to grow our portfolio of product candidates for the diagnosis of diabetes and other diseases. In addition we intend to license our product and acquire products and technologies that are consistent with our research and development and business focus and strategies.

Product Development

Management has extensive experience in regulatory and clinical development of diagnostic medical devices. We intend to take advantage of our extensive clinical research and development experience in the field of diagnostic medical devices in an attempt to increase the probability of product approval.  We believe that while the overall regulatory process for diagnostic medical devices for diabetes is currently similar to those governing other diagnostic devices, the development timelines may be significantly shorter. Whereas typical clinical trials involving pharmaceuticals must be monitored over long periods (often years), diagnostic medical devices for diabetes may take significantly less time to evaluate. This shortened clinical development time relative to pharmaceuticals is a function of the speed with which a diabetes diagnostic medical device can be tested and evaluated for its clinical output, in this case the accuracy with which it can trend blood glucose levels, which is in the order of several hours and days to see the end point, as compared to several months and years where drugs undergo clinical studies. Also, because the results of the absorption of glucose through the patch are instantaneous, the clinical trials do not initially require long term follow-up for primary endpoints that typically may take significant periods of time to evaluate. Accordingly, we believe our clinical trials may enroll quickly and that the evaluable data will be made available to us in similar fashion. When taken together, we believe our experience in the clinical development of diabetes diagnostic medical devices, familiarity with the regulatory approval process in the United Kingdom and the European Union and shorter development times may allow for our first product to emerge onto the commercial markets within 2 years.  As we continue to raise funds for marketing the device in some European Union territories, we will also collaborate with future licensees and marketing partners to achieve our product development and meet our projected milestones.

The table below provides our best estimate of the costs associated with the various steps in our broad business strategy summarized above under Our Business Strategy.  We believe these costs are reasonable estimates based on the experience of our Board of Directors.  These amounts may change as it is not possible to predict precise amounts for the future.

Product Development Timelines

Milestone	Target Start Date	Target Completion Date	Estimated Cost (USD)
Submission for ethics approval for clinical testing - complete technical dossier (including electrical safety test, industrial design, electronic design and software) - submission for ethics approval in the UK. - submission for ethics approval in the United Arab Emirates.	preparation ongoing	August 15, 2014	$336,000
File algorithm patent (PCT/GB2013/051322) in all major global territories	September 1, 2014	September 30, 2014	$67,200
Submission for first CE approval (with literature based clinical evaluation)	preparation ongoing	October 31, 2014	$84,000
Completion of clinical studies in Type I and Type II diabetic subjects to define final device claims and for submission for CE mark approval with final device claims.	October 31, 2014	March 31, 2015	$5,040,000
Scale up commercial sensor/patch manufacturing	October 31, 2014	March 31, 2015	$2,520,000
Scale up device (watch) manufacturing	October 31, 2014	March 31, 2015	$840,000
Develop sales/marketing team for Europe (excluding the United Kingdom)	January 1, 2015	May 30, 2015	to be determined
Expand indications for the CGM (up to proof of concept in a laboratory setting) - lactate monitoring - drug monitoring	April 1, 2015	September 30, 2015	to be determined
Acquisition and licensing of complementary technologies to be identified in the future	ongoing	ongoing	to be determined

Market Opportunity for the Company’s Products

According to the International Diabetes Federation Diabetes Atlas (the “IDF”), there are approximately 382 million people in the world who have diabetes as of December 2013.  The IDF is predicting that by 2035 this will rise to 592 million people.  The number of people with type 2 diabetes is increasing in every country and currently eighty percent (80%) of people with diabetes live in low- and middle-income countries.  The greatest number of people with diabetes is between 40 and 59 years of age.

Statistics published by the IDF report that diabetes is a huge and growing problem, and the costs to society are high and escalating. In addition, Europe has the highest prevalence of children with type 1 diabetes.

Statistical Data for Diabetes in Europe

	2013	2035
Adult population (20-79 years, millions)	659	669
Diabetes (20 – 79 years)
Regional prevalence (%)	8.5	10.3
Comparative prevalence (%)	6.8	7.1
Number of people with diabetes (millions)	56.3	68.9
Impaired Glucose Tolerance (20 – 79 years)
Regional prevalence (%)	9.2	11.0
Comparative prevalence (%)	8.1	8.9
Number of people with IGT (millions)	60.6	73.7
Type 1 diabetes (0 – 14 years)
Number of children with type 1 diabetes (thousands)	129.4	-
Number of newly diagnosed cases per year (thousands)	20.0	-

Each year approximately 600,000 people die from diabetes in Europe.

Deaths From Diabetes

Europe has the highest incidence of children with type 1 diabetes according to data supplied from IDF.org. The top five countries for the number of people afflicted with diabetes in Europe are listed in the table below.

Top 5 Countries In Europe For People Afflicted With Diabetes 20-79 Years (2013)

Countries/Territories	Millions
Russian Federation	10.9
Germany	7.6
Turkey	7
Spain	3.8
Italy	3.6

Type 1 diabetes, once known as juvenile diabetes or insulin-dependent diabetes, is a chronic condition in which the pancreas produces little or no insulin, a hormone needed to allow sugar (glucose) to enter cells to produce energy. The far more common type 2 diabetes occurs when the body becomes resistant to the effects of insulin or doesn't make enough insulin.

Various factors may contribute to type 1 diabetes including genetics and exposure to certain viruses. Although type 1 diabetes typically appears during childhood or adolescence, it also can develop in adults.

Despite active research, type 1 diabetes has no cure, although it can be managed. With proper treatment, people who have type 1 diabetes can expect to live longer, healthier lives than they did in the past.  Type 1diabetes includes autoimmune type 1 diabetes (type 1a) which is characterized by having positive autoantibodies, as well as idiopathic type 1 diabetes (type 1b) where autoantibodies are negative and c-peptide is low.  Patients with type 1 diabetes (insulin dependent) require long term treatment with exogenous insulin and these patients perform self-monitoring of blood glucose (SMBG) to calculate the appropriate dose of insulin. SMBG is done by using blood samples obtained by finger sticks but frequent SMBG does not detect all the significant deviations in blood glucose, specifically in patients who have rapidly fluctuating glucose levels.

Type 2 diabetes, once known as adult-onset or noninsulin-dependent diabetes, is a chronic condition that affects the way your body metabolizes sugar (glucose), your body's main source of fuel. With type 2 diabetes, your body either resists the effects of insulin, a hormone that regulates the movement of sugar into your cells, or doesn't produce enough insulin to maintain a normal glucose level. Untreated, type 2 diabetes can be life-threatening.

More common in adults, type 2 diabetes increasingly affects children as childhood obesity increases. There's no cure for type 2 diabetes, but it can be managed by eating well, exercising and maintaining a healthy weight. If diet and exercise don't control the blood sugar, diabetes medications or insulin therapy may be required.

Each year, millions of patients undergo diabetes testing in the European Union and in the United States. The main reason for this testing is to detect and evaluate diabetes in patients with symptoms of diabetes. These studies provide clinical benefit in the initial evaluation of patients with suspected but unproven diabetes, and in those patients in whom a diagnosis of diabetes has been established and information on prognosis or risk is required.

We believe that our market opportunity is a direct function of the number of persons tested, diagnosed and treated for either type 1 or type 2 diabetes. The IDF indicates that the total world market opportunity for a continuous glucose monitoring device is in the billions of dollars and is projected to grow annually through the year 2035. We estimate the potential market opportunity five years following the approval of our first product at between $1billion and $7 billion annually.

CGM Watch Market Opportunity

We do not believe it is possible to estimate the number of diabetes patients that undergo finger pricks or other types of invasive glucose monitoring. However we believe there is no product currently on the market that may allow for non-invasive continuous glucose monitoring.  We believe the CGM Watch may be readily adopted by the medical community for the assessment of a patient continuously.

We believe our non-invasive CGM Watch possesses many significant advantages and may represent an ideal device for the detection of discordances in an individual’s blood sugar levels, and the identification of jeopardized hyper and hypo glycemic excursions. If approved for commercialization, we believe the CGM Watch may represent a best in class non-invasive continuous glucose monitoring device to reach those afflicted with diabetes. While we cannot estimate the market share that our CGM Watch may capture, we assume that the CGM Watch will capture a significant share of the non-invasive continuous glucose monitoring market.

Commercialization Plan

The Company intends to develop its products through the completion of stage II studies and/or stage III studies, designed to verify the claims that the device may be used as an adjunct to finger-stick measurement, at which point it will seek to partner with organizations that may facilitate the further development and distribution of its products. The Company intends also to seek early in the research and development cycle, strategic partners for programs that may fall outside of the Company’s core competencies.

Competition

We expect to compete with several medical device manufacturing companies including Dexcom, Abbott, Echo and Medtronic, and our competitors may:

•

develop and market products that are less expensive or more effective than our future product;

•

commercialize competing products before we or our partners can launch any products developed by us;

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operate larger research and development programs or have substantially greater financial resources than we do;

•

initiate or withstand substantial price competition more successfully than we can;

•

have greater success in recruiting skilled technical and scientific workers from the limited pool of available talent;

•

more effectively negotiate third-party licenses and strategic relationships; and

•

take advantage of acquisition or other opportunities more readily than we can.

We will compete for market share against large pharmaceutical and biotechnology companies, smaller companies that are collaborating with larger pharmaceutical companies, new companies, academic institutions, government agencies and other public and private research organizations. Many of these competitors, either alone or together with their partners, may develop new products that will compete with ours, and these competitors may, and in certain cases do, operate larger research and development programs or have substantially greater financial resources than we do.

We believe that when the CGM Watch is approved for sales, it will be the current standard for companies that are engaged in the development and commercialization of diagnostic medical devices for diabetes continuous glucose monitoring. We do see competition coming from specific competitors for the CGM Watch.  It is difficult to analyze Nemaura’s major competitors since there are no non-invasive diagnostic medical devices to continuously monitor blood glucose levels.  At the present time Echo Therapeutics, Inc.  (NASDAQ: ECTE) has submitted an application to the Conformite Europeenne (CE) Mark Technical File to its European Notified Body to obtain market approval for its Symphony CGM System in the hospital critical care environment.  This device is for continuous glucose blood level monitoring in a critical care environment in hospitals.  This device does require the removal of the top layer of skin.  As a result we do not believe this device to be a direct competitor to our product.

Competitor Data

Feature	Abbott FreeStyle Navigator	MiniMed Paradigm® REAL-Time System	MiniMed Guardian® REAL-Time System	DexCom™ SEVEN® PLUS
Availability	Across the EU	Across the EU	United States Only	Across the EU
CE approval	June 6, 2007	CE marked in 2012	Non CE approved as of June 2014	CE marked in 2009
Communicates with an insulin pump	No	Yes	No	No
Accuracy*	98% readings are clinically significant i.e. are accurate	98% readings are clinically significant i.e. are accurate	98% readings are clinically significant i.e. are accurate	98% readings are clinically significant i.e. are accurate
Skin-intrusive	yes – sensor inserted inside the skin	yes – sensor inserted inside the skin	yes – sensor inserted inside the skin	yes – sensor inserted inside the skin
Start-up Initialization Time	2 hours	2 hours	2 hours	2 hours
Calibration	Calibrate at 10, 12, 24 and 72 hours	First calibration is 2 hours after insertion. Second calibration within next 6 hours after first, then every 12 hours.	First calibration is 2 hours after insertion. Second calibration within next 6 hours after first, then every 12 hours.	Calibrate every 12 hours, first calibration must have 2 done within 30 minutes of each other.
Displays glucose numbers	Every 1 minute	Every 5 minutes	Every 5 minutes	Every 5 minutes
Compute Software	Freestyle CoPilot	Carelink™ Personal Software	Carelink™ Personal Software	DexCom Data Manager® 3 Software
Warranty	2 year warranty for receiver, 1 year warranty for transmitter	6 months on transmitter, 4 years on insulin pump	9 months on transmitter, 1 year on monitor	1 year warranty for receiver and transmitter
Regulatory Approvals	FDA and CE	FDA and CE	FDA	FDA and CE

* The (Clarke) Error Grid is a method for quantifying the clinical accuracy of the blood glucose reading by taking the patients’ blood glucose reading measured using a standard finger prick test and comparing it with the reading provided by a glucose meter or other device; The closer the reading of the device with the finger-prick blood glucose value, the higher the accuracy of the device. The % accuracy quoted here is the % of the readings in the Clark Error Grid that are in zones A & B (i.e., in the clinically significant zone).

Intellectual Property

Nemaura has retained qualified patent counsel, Serjeants LLP in Leicester, UK in all matters relating to our technologies.  The Company believes that clear and extensive patent coverage for its technologies is central to long-term success and will invest accordingly.  This applies to both domestic and international patent coverage.

On May 8, 2014, NDM Technologies Limited, assigned the UK patent application 1208950.4 and International (PCT) patent application PCT/GB2013/051322 entitled “Cumulative Measurement of an Analyte” to DDL for a nominal consideration.  In addition, on May 8, 2014, Nemaura Pharma Limited, assigned the family of patents relating to the patents and patent applications entitled “Patches for Reverse Iontophoresis” to DDL for a nominal consideration.

On June 21, 2012, a series of patents titled ‘Method for non-invasively determining the relative levels of two analytes’ were licensed from the University of Bath, UK, by Nemaura Pharma for the purposes of being used with the CGM Watch. On July 9, 2014 this patent and Know-how license agreement between the University of Bath and Nemaura Pharma Limited was assigned to DDL, as a formality without incurring any assignment fees.

These patent and license assignments cover all of the Company’s lead technologies and include additional indications outside the field of diagnostic medical devices for diabetes. All the assignment documents have been submitted with this revision. The Company intends to take the lead in the preservation and/or prosecution of these patents and patent applications going forward as required.

Our Patents

EU 977280.6, CA 276331 US 13/002,012 HK 111094217.7 CH 200980130090-3 JP 2011-51599 IN 218-KOLNP/2011 AU 200965416 BR PI0915238-4

Patches for Reverse Iontophoresis*.  This family of patents sets out methods and apparatus for extracting glucose from the skin of the human in a non-invasive manner, without drawing blood and without the use of needles. The glucose is drawn out of the skin by applying a mild current to the skin which causes the glucose to exit via the pores in the skin and accumulate on to a patch that is adhered to the skin. The glucose levels on the patch are then measured using sensors.

Date first filed: 30th June 2008, Expires 29th June 2028

Patents Granted in EU, China and Hong Kong.

UK 1208950.4 PCT/GB2013/051322

Cumulative Measurement of an Analyte. This patent provides a formula for calculating the amount of glucose extracted over a defined period of time by deducting the difference between two readings to allow rapid sensing without needing to deplete the analyte being measured. The patent has reached PCT stage and International filings will be made in September 2014.

Date first filed: 21st May 2012, Expires 20th May 2032

Patents not yet granted in any territory.

WO 03/000340 US 7,555,337 CA 2,450,965 US 7,693,573

Method for non-invasively determining the relative level of two substances present in a biological system.  This patent uses the ratio of sodium that is present in the blood at near constant levels against other analytes such as glucose that are present in the blood at fluctuating concentrations, to calibrate the measured glucose levels without needing to take routine finger prick blood glucose measurements.

Date first filed: 22nd June 2001,Expires 21st June 2021

All patents granted.

*  In reverse Iontophoresis two electrodes, small thin metal discs are positioned on the skin with a small gap of a few centimeters between the two electrodes. A small battery like that used in some watches is then attached to the electrodes, and when connected a small charge/current flows just below the skin that is in the region between the electrodes. As a result of this molecules such as glucose that are present just below the skin get pulled out of the skin with the flow of the charge/current to one of the electrodes.  A sensor present at that electrode measures the amount of glucose that has been pulled out of the skin with the flow of the charge/current. This is quantified and correlated with the blood glucose using a mathematical formula.

Our Patent Applications Pending:

Australian Patent Application 200965416
Brazilian Patent Application P10915328-4
Canadian Patent Application 2766331
Chinese Patent Application 200980130090.3
Indian Patent Application 218-KOLNP/2011
Japanese Patent Application 2011-51599
United Kingdom Patent Application 1208950.4

Governmental Regulations

Government authorities in the United Kingdom and Wales and the European Union as well as other foreign countries extensively regulate, among other things, the research, development, testing, manufacture, labeling, promotion, advertising, distribution, sampling, marketing and import and export of medical devices, including patches and other pharmaceutical products. Our Patches for Reverse Iontophoresis in the United Kingdom and Wales will be subject to strict regulation and require regulatory approval prior to commercial distribution. The process of obtaining governmental approvals and complying with ongoing regulatory requirements requires the expenditure of substantial time and financial resources. In addition, statutes, rules, regulations and policies may change and new legislation or regulations may be issued that could delay such approvals. If we fail to comply with applicable regulatory requirements at any time during the product development process, approval process, or after approval, we may become subject to administrative or judicial sanctions. These sanctions could include the authority’s refusal to approve pending applications, withdrawals of approvals, clinical holds, warning letters, product recalls, product seizures, total or partial suspension of our operations, injunctions, fines, civil penalties or criminal prosecution. Any agency enforcement action could have a material adverse effect on us.  At this time we are not seeking FDA approval and we are not seeking to conduct clinical studies or to market the CGM Watch in the United States.

The European Commission on Public Health (the “ECPH”) provides the regulation for the development and commercialization of new medical diagnostic devices.  Any medical device placed on the European market must comply with the relevant legislation, notably with Directive 93/42/EEC, with the active implantable devices Directive 90/385/EEC or with the in vitro devices Directive 98/79/EC. We must first determine whether the device we intend to manufacture or import falls under any of these directives.  All medical devices must fulfil the essential requirements set out in the above mentioned directives.  Where available relevant standards may be used to demonstrate compliance with the essential requirements defined in the devices Directives.

Manufacturers also need to determine the appropriate conformity assessment route. For devices falling under Directive 93/42/EEC other than custom-made devices and devices intended for clinical investigation, the conformity assessment route depends on the class of the device, to be determined in accordance with certain rules set forth in the directives.  Once the applicable class or list has been determined, manufacturers need to follow the appropriate conformity assessment procedure. Subject to the type of the device, this may require manufacturers to have their quality systems and technical documentation reviewed by a Notified Body before they can place their products on the market.  A Notified Body is a third party body that can carry out a conformity assessment recognized by the European Union. The Notified Body will need to assure itself that relevant requirements have been met before issuing relevant certification. Manufacturers can then place the CE marking on their products to demonstrate compliance with the requirements.

The CE approval is the process of achieving a mandatory conformity marking for the CGM Watch to allow it to be legally sold in the European Union. It is a manufacturers’ declaration that the product meets the requirements of the applicable European laws. The process for the CGM Watch CE submission and approval will involve the following:

1.  The device is classified depending on certain categories described by the European Directive with Class I products being low risk (e.g band aid plasters), through Class III devices being the highest risk. The classes are Class I, IIa, IIb and III. Risk is based upon the potential harm to the patient should a problem arise with a product or its use. The CGM device is classed as a IIa device.

2.  A ‘technical file’ containing all of the information required to demonstrate that the product meets the essential requirements of the European directive will be prepared.  This includes information relating to performance and safety of the device such as product specifications, labeling, instructions for use, risk analysis and specific test information/clinical evidence relating to the product that support the claims being made for the product.

3.  Clinical evidence included in the technical file will demonstrate that the device is safe and meets defined performance requirements. This clinical evidence can be in the form of literature data where substantial published data exists that utilizes the same technique for glucose extraction and measurement (albeit in a different device format), or data from actual clinical studies performed using the CGM Watch. The first CE mark submission will be based on literature evaluation of 3rd party published clinical data available in the public domain. The final CE mark submission with final claims will be based on literature evaluation and actual clinical data from human clinical studies performed using the CGM Watch. The clinical data will be generated to show that the CGM device can trend blood glucose levels in a human subject by taking measurements up to 4 times per hour. The clinical trial data must demonstrate the CGM Watch blood glucose trend can be used to supplement normal finger prick measurements.

4.  The technical file will be assessed by an independent inspector (the Notified Body), regulated by the competent authority, (Medicines and Healthcare products Regulatory Agency, MHRA in the United Kingdom). The Notified Body (an organization in the European Union that has been accredited by a member state to determine whether a medical device complies with the European medical device directives), will then notify The European Commission on Public Health (the “ECPH”) of the approval and a certificate will be issued to the company by the notified body and we will then be able to apply the CE mark to the device, and legally offer the product for sale in the European Economic Area (EEA).

5.  The review of the technical file typically takes a matter of days although the lead time can be 6-8 weeks depending upon the notified body, and approval is usually attained within 3 months of submission.

6.  Generating the information required to complete the technical file takes the most time and this information is collated throughout the product development cycle. Delays arise where the company has not consulted its Notified Body prior to technical file review and elements may require further detail before the Notified Body can confirm that the device meets the essential requirements. This could delay an approval process by several weeks or in more drastic cases by several months depending on the time taken to provide any additional information requested by the Notified Body. Nemaura has been in regular communication with the Notified Body throughout the development of the CGM Watch, and continues to do so for the forthcoming CE submissions.

Other Regulation in the United Kingdom and Wales and the EU

Healthcare Reimbursement

Government and private sector initiatives to limit the growth of healthcare costs, including price regulation, competitive pricing, coverage and payment policies, and managed-care arrangements, are continuing in many countries where we do business, including the United Kingdom and Wales. These changes are causing the marketplace to put increased emphasis on the delivery of more cost-effective medical products. Government programs, private healthcare insurance and managed-care plans have attempted to control costs by limiting the amount of reimbursement they will pay for particular procedures or treatments. This has created an increasing level of price sensitivity among customers for products. Some third-party payers must also approve coverage for new or innovative devices or therapies before they will reimburse healthcare providers who use the medical devices or therapies. Even though a new medical product may have been cleared for commercial distribution, we may find limited demand for the product until reimbursement approval has been obtained from governmental and private third-party payers.

Environmental Regulation

We are also subject to various environmental laws and regulations both within and outside the United Kingdom and Wales. Like many other medical device companies, our operations involve the use of substances, including hazardous wastes, which are regulated under environmental laws, primarily manufacturing and sterilization processes. We do not expect that compliance with environmental protection laws will have a material impact on our consolidated results of operations, financial position or cash flow. These laws and regulations are all subject to change, however, and we cannot predict what impact, if any, such changes might have on our business, financial condition or results of operations.

Foreign Regulation

Whether or not we obtain regulatory approval for a product, we must obtain approval from the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for EC approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement also vary greatly from country to country.

Under European Union regulatory systems, we may submit marketing authorization applications under a decentralized procedure. The decentralized procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marketing authorization may submit an application to the remaining member states. Within 90 days of receiving the applications and assessment report, each member state must decide whether to recognize approval. This procedure is referred to as the mutual recognition procedure, or called the MRP.

In addition, regulatory approval of prices is required in most countries other than the United States. We face the risk that the prices which result from the regulatory approval process would be insufficient to generate an acceptable return to us or our collaborators.

Employees

We currently have three (3) full-time and two part-time employees to manage the ongoing operation, though it is expected that selective hires will be made to allow us to manage ongoing clinical trials.  The company anticipates augmenting the staff with eleven (11) full-time and two (2) part-time employees during the year 2014.

DESCRIPTION OF PROPERTY

Our offices are located in Charnwood Building Holywell Park, Ashby Road, Loughborough, Leicestershire, United Kingdom.  The offices house our headquarters; offices; laboratory; and small in-house manufacturing facility. The monthly rent is $3,884.  The lease is for a term of one (1) year expiring on December 31, 2014.  We believe that we will be able to continue on a year to year lease for as long as necessary.

LEGAL PROCEEDINGS

We do not know of any material, active, pending or threatened proceeding against us or our subsidiaries, nor are we, or any subsidiary, involved as a plaintiff or defendant in any material proceeding or pending litigation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

This report contains forward-looking statements. These forward-looking statements include, without limitation, statements containing the words “believes,” “anticipates,” “expects,” “intends,” “projects,” “will,” and other words of similar import or the negative of those terms or expressions. Forward-looking statements in this report include, but are not limited to, expectations of future levels of research and development spending, general and administrative spending, levels of capital expenditures and operating results, sufficiency of our capital resources, our intention to pursue and consummate strategic opportunities available to us, including sales of certain of our assets. Forward-looking statements subject to certain known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Corporate Overview

We are a development stage company as defined by the Financial Accounting Standards Board (FASB) ASC No. 915.  Since inception we have devoted substantially all of our efforts establishing a new business and while operations have commenced we have generated no revenue from our limited operations.  We are a holding company for a diagnostic medical device company and a clinical trial company specializing in discovering, developing and commercializing diagnostic medical devices with initial applications in the area of diabetes.

The Company was organized on December 24, 2013 under the laws of the State of Nevada. Due to the corporate tax laws of the United Kingdom we have re-organized our corporate structure to provide the continuity of ownership of the common stock for our original incorporator and subsequent investors and protect their tax incentives for long term capital gain.

Corporate Structure Diagram

Affiliated Company Relationships

Nemaura Pharma Ltd. (“Pharma”) was incorporated in November 2005. For several years, all technology development and related transactions were incurred by Pharma.   As new technology platforms were invented and developed, additional companies were set up to contain these new technology platforms to aid in the process of raising further investments to progress the development of these subsequent technologies. However, due to the small size of the operations, low number of employees and laboratory and office space required, only one payroll was maintained initially.  Invoices were posted in Pharma and recharges were made as required. Recharges have included a proportion of the overhead allocated based on management’s assessment.  Management believes that the allocation methodologies are reasonable and that the costs allocated are not materially different from what they would have been had Pharma been an affiliated entity.

The additional companies which were incorporated were the following:

•

Dermal Diagnostics Limited, incorporated on January 20, 2009 was registered to hold the technology relating to the continuous glucose monitoring device and to raise funds for its development.

•

NDM Technologies Limited (“NDM”), incorporated February 19, 2010 was created to hold any new intellectual property developed by Pharma. All intellectual property that was registered to NDM was assigned to DDL.

•

Trial Clinic Limited, incorporated January 12, 2011 was created to manage clinical trials. TCL is 100% owned by DDHL however, TCL does not have a common shareholder base with Nemaura Pharma Limited.  Dr. D. F. Chowdhury was not a shareholder of Trial Clinic Limited, prior to the acquisition of TCL by DDHL, but is a member of the board of directors of Trial Clinic Limited.

Dr. D. F Chowdhury and Mr. Bashir Timol are officers of Pharma.  However, Pharma is undergoing a management restructuring and a new management team will be in place by the end of 2014. The current management at DDL, including Dr. D. F. Chowdhury will allocate 15% of their time to oversee the current operations at Pharma and the implementation of the new management team and to provide ongoing support in an advisory role. The current laboratory facility will be split between Pharma and DDL, so each will have its own lease agreement and its own independent operating space and facility and equipment.  This activity will not lead to any significant expenditure as the facility and equipment already exist and will be merely physically partitioned.  Pharma is a drug delivery company, which means that its activities are entirely related to the delivery of drugs to the body of a human or animal subject.  DDL is a diagnostic company, which means it is entirely focused on extracting molecules from the human or animal subject and analyzing it to make a diagnosis or to monitor the level of a particular molecule such as glucose. These are two independent businesses engaged in different activities, therefore there is no conflict of interest between the two and management does not see any conflicts arising from the allocation of 15% of DDL management time to overseeing the operations of Pharma.

“For the years ended March 31, 2014 and 2013, Nemaura Pharma paid Dr. Chowdhury $64,754 and $41,760 respectively.  These payments were solely for work that Dr. Chowdhury performed for Nemaura Pharma in his capacity as Manager.  These amounts have not been recharged to Nemaura Medical Inc. and are not included in our financial statements.”

Recent Developments

The Board elected to file a registration statement with the United States Securities and Exchange Commission and intends to file a Form 211 Application with FINRA (Financial Industry Regulatory Authority) for a trading symbol on the OTCBB in the future.

Recent Accounting Pronouncements

In February 2013, FASB issued ASU No. 2013-02, “Comprehensive income: Reporting the Amounts Reclassified Out of Accumulated Other Comprehensive Income” which expanded the disclosure requirements with respect to changes in accumulated other comprehensive income (AOCI). Under this new guidance, companies are required to disclose the amount of income (or loss) reclassified out of AOCI to each respective line item on the statements of earnings where net income is presented. The guidance allows companies to elect whether to disclose the reclassification either in the notes to the financial statements or parenthetically on the face of the financial statements. The adoption did not have a material impact on the Company’s consolidated financial statements.

In May 2014, FASB issued ASU No. 2014-09 “Revenue from Contracts from Customers,” which supercedes the revenue recognition requirements in “Revenue Recognition (Topic 605),”and requires entities to recognize revenue in a way that depicts the transfer of potential goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016, and is to be applied retrospectively, with early adoption not permitted. The Company is currently evaluating the new standard.

On June 10, 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation.  This ASU eliminates the requirement for a development stage entity to present incremental inception-to-date information about income statement line items, cash flows, and equity transactions.  The ASU is effective for annual periods beginning after December 15, 2014, including interim periods therein, with early adoption permitted. Management expects that this ASU will result in the elimination of inception-to-date information upon adoption.

 Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements. The most significant accounting estimates inherent in the preparation of our financial statements include estimates associated with research and development, income taxes and intangible assets.

The Company’s financial position, results of operations and cash flows are impacted by the accounting policies the Company has adopted. In order to get a full understanding of the Company’s financial statements, one must have a clear understanding of the accounting policies employed. A summary of the Company’s critical accounting policies follows:

Research and Development Expenses:  The Company charges research development expenses to operations as incurred.  Research and Development expenses primarily consist of salaries and related expenses for personnel and outside contractor and consulting services.  Other research and development expenses include the costs of materials and supplies used in research and development, prototype manufacturing, clinical studies, related information technology and an allocation of facilities costs.

Income taxes:  Income taxes are accounted for under the asset and liability method.  Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss carry forwards.  Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled.  The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  A valuation allowance is provided to reduce the carrying amount of deferred income tax assets if it is considered more likely than not that some portion, or all, of the deferred income tax assets will not be realized.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained.  Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized.  Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.  The Company has elected to classify interest and penalties related to unrecognized tax benefits as part of income tax expense in the consolidated statements of comprehensive income (loss).

Intangible Assets:    Intangible assets primarily represent legal costs and filings associated with obtaining patents on the Company’s new discoveries. The Company amortizes these costs over the shorter of the legal life of the patent or its estimated economic life using the straightline method. The Company tests intangible assets with finite lives upon significant changes in the Company’s business environment and any resulting impairment charges are recorded at that time.

Revenue Recognition:  Revenue is recognized when the four basic criteria of revenue recognition are met:  (1) a contractual agreement exists; (2) transfer of rights has been completed; (3) the fee is fixed or determinable; and (4) collectability is reasonably assured.

The Company may enter into product development and other agreements and with collaborative partners. The terms of the agreements may include non-refundable signing and licensing fees, milestone payments and royalties on any product sales derived from collaborations.

The Company recognizes up front license payments as revenue upon delivery of the license only if the license has stand-alone value to the customer. However, where further performance criteria must be met, revenue is deferred and recognized on a straight line basis over the period the Company is expected to complete its performance obligations.

Royalty revenue will be recognized upon the sale of the related products provided the Company has no remaining performance obligations under the agreement.

Results of Operations

Year Ended March 31, 2014 Compared To The Year Ended March 31, 2013

Revenue

In March 2014, we receive an upfront non-refundable cash payment of approximately $1.67 million in connection with an Exclusive Marketing Rights Agreement with an unrelated third party that provides the third party the exclusive right to market and promote the CGM and related patch under its own brand in the United Kingdom and the Republic of Ireland.  We have deferred this licensing revenue until we complete our continuing performance obligations, which include securing successful CE marking of the CGM patch, and we expect to record the revenue in income over an approximately 10 year term from the date CE marking approval is obtained.  Although the revenue is deferred at March 31, 2014, the cash payment became immediately available and will be used to fund our operations, including research and development costs associated with obtaining the CE marking approval.

Research and Development Expenses

Research and development expenses were $383,857 and $658,724 for the years ended March 31, 2014 and 2013, respectively. The decrease was primarily due to clinical trials being performed in house rather than by subcontractors.  Our cumulative research and development expenses since inception are $2,237,493. We expect research and development expenses to increase in future periods as we continue our clinical studies of our CGM Watch and pursue our strategic opportunities.

General and Administrative Expenses

General and administrative expenses were $202,376 and $171,850 for the years ended March 31, 2014 and 2013, respectively.  General and administrative expenses increased approximately 18% due to increases in consultants and regulatory fees.  We expect general and administrative expenses to increase going forward, in the long term, as we proceed to move our technologies forward toward commercialization.

Fiscal Year Ended March 31, 2013

Revenue

During the fiscal year ended March 31, 2013 we had no revenues, and are considered a development stage company.

Research and Development Expenses

Research and development expenses were $658,724, for the fiscal year ended March 31, 2013. Our research and development costs increased primarily due to increases in clinical trial expenses overall in the fiscal year ended March 31, 2013. We expect research and development expenses to be variable in future periods as we continue our clinical studies of our CGM Watch and pursue our strategic opportunities.

General and Administrative Expenses

General and administrative expenses were $171,850 for the fiscal year ended March 31, 2013. The increase over the prior year was due to additional management of subcontractors, and legal regulatory consultancy and quality systems development and implementation. We expect general and administrative expenses to increase going forward, in the long term, as we proceed to move our technologies forward toward commercialization.

Effects of exchange rate

For the years ended March 31, 2014 and 2013 we had exchange rates that affected our cash flows.  For the years ended March 31, 2014 and 2013 we had $16,122 and ($13,262) respectively that impacted our cash flows.

Liquidity and Capital Resources

We have experienced net losses and negative cash flows from operations since our inception.  We have sustained cumulative losses of $2,741,890 through March 31, 2014.  Technical development has continued since March 31, 2014, and the cash flow will be revised in the June 30, 2014 financial update. We have historically financed our operations through the issuances of equity, UK government grants and contributions of services from related entities.

In June of 2008 and July of 2011, The UK’s Technology Strategy Board (“TSB”) approved grants for approximately GBP 182,000      (approximately $300,000) and GBP 250,000 (approximately $420,000), respectively, in connection with the development of the CGM device.  The non-refundable grant proceeds were received in fiscal 2009 and 2010, and fiscal 2012 and 2013, respectively.  The grant agreements require the Company to comply, for a period up to five years after receipt of grant proceeds, with all reasonable requests for information from the TSB in the TSB’s evaluation of the impact of the grants on the development of the CGM  In addition, the grant agreements state that “the TSB has no interest in the ownership of any intellectual property rights (“IPR’s”) or other rights developed under or arising as a result of the CGM project or in the terms of any IPR licenses executed by the Company, beyond ensuring that the results and exploitation of the CGM project detailed in the CGM project proposal and exploitation plan are capable of being achieved.”

We continue to actively pursue various funding options, including equity offerings and debt financings, to obtain additional funds to continue the development of our products and bring them to commercial markets. There can be no assurance that we will be able to consummate any fund raising transactions on terms acceptable to us or at all.

Our cash position was $1,873,141 as of March 31 2014, and is adequate for our current level of operations through fiscal year 2015, and for the achievement of certain of our product development milestones.  Our plan is to utilize the cash on hand to complete the submission for ethics approval for clinical testing, file our algorithm patent in all major global territories, and submit our first CE approval (with literature based clinical evaluation), which we expect to be completed by the end of our third fiscal quarter of 2015.  We plan to commence clinical studies in October 2014, our third fiscal quarter of 2015, and to scale up manufacturing in January 2015 our fourth fiscal quarter of 2015.

Through June 2014, we have incurred expenditures of approximately $27,000, and $18,000, related to our submission for ethics approval and our CE approval, respectively.  We have also advanced approximately $585,000 to Nemaura Pharma, in connection with our milestone related to clinical studies in Type I and Type II Diabetic Subjects, which clinical studies are expected to commence in late October 2014. Our cash balance as of June 30, 2014 is approximately $1.1 million, which we believe is sufficient for our current level of operations through fiscal year 2015, and for the achievement of our plan related to ethics approval for clinical testing, filing our patent algorithm and our submission for CE approval, as well as the commencement of clinical studies. While our current cash level is sufficient for the commencement of the clinical studies and the initial scale up of our manufacturing, the completion of those milestones by the stated product development target dates as enumerated in the table on page 6, is contingent upon our ability to raise additional funds.  This may include a combination of debt, equity and licensing fees.  If we are not successful in raising the funds needed in the specified timelines, the target dates for the achievement of the milestones will be extended.

There are no assurances that we will be able to raise additional capital as may be needed and meet our projections for operating expenses.   If we are unable to raise additional capital our liquidity will be materially adversely affected and we may be forced to cease or significantly delay our clinical trials.

We believe that the successful growth and operation of our business is dependent upon our ability to obtain adequate sources of debt or equity financing to pay for our operating expenses and to fund our long-term business strategy.

In March of 2014 we received proceeds of approximately $400,000 in connection with the private placement of 20 million shares of our common stock.

There can be no assurance that we will be successful in achieving our long-term plans as set forth above, or that such plans, if consummated, will enable us to obtain profitable operations or continue in the long-term.

Net cash provided by our operating activities for the year ended March 31, 2014 was $1,540,830 which reflected our net loss of ($586,233) which was offset by an increase in deferred revenue of $1,677,200 and contributed services by a related party of $420,401.  Net cash used in operating activities for the year ended March 31, 2013 was ($768,306), which reflected our net loss of ($830,574).

Net cash used in investing activities was ($97,889) for the year ended March 31, 2014, which reflected the increase in restricted cash of ($85,462) and the purchase of intellectual property of $12,427.  For the year ended March 31, 2013, net cash used in investing activities was ($29,274) which reflected the purchase of intellectual property.

Net cash provided by financing activities was $265,482 for the year ended March 31, 2014.  For the year ended March 31, 2013, net cash provided by financing activities was $711,416. Net cash provided by financing activities represents proceeds from the issuance of common stock for cash.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including unrecorded derivative instruments that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our Common Stock has not been approved for quotation on the OTCBB or any other quotation medium.   There is no established public trading market for our securities. There can be no assurance that a regular trading market will develop or if developed, may not be sustained.

As of July 10, 2014, we have not appointed an outside transfer agent.

Dividend Policy

We have not previously paid any cash dividends on our Common Stock and do not anticipate or contemplate paying dividends on our Common Stock in the foreseeable future. We currently intend to utilize all available funds to develop our business. We can give no assurances that we will ever have excess funds available to pay dividends.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

ON ACCOUNTING AND FINANCIAL DISCLOSURE

On December 6, 2013 we engaged GHP Horwath, PC as our independent auditors. They are our first auditors and we have had no disagreements with GHP Horwath, PC on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, in connection with its reports.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following persons are our executive officers and directors, and hold the positions set forth opposite their respective names.

Executive Officers and Directors

Name	Age	Position
Dewan Fazlul Hoque Chowdhury	41	Chief Executive Officer, President, Chairman and Director
Bashir Timol	39	Director

Our directors hold office until the earlier of their death, resignation or removal or until their successors have been qualified.

Dewan Fazlul Hoque Chowdhury. Dr. Chowdhury has been our President, Chief Executive Officer and a member of our board of directors since our incorporation on January 20, 2009.  He is in charge of research and development of our core technologies, product development, innovation and commercialization. He also coordinates and oversees legal compliance; development of the company mission; policy and planning.  Prior to establishing the Company, Dr. Chowdhury was the founder and CEO of Microneedle Technologies and Nemaura Pharma Limited where he played a pivotal role in the development, manaufacture and launch of a microneedle device used in skin clinics, which is also currently being evalauted for skin cancer drug delivery. Dr. Chowdhury has been responsible for negotiating licensing deals for a transdermal patch to treat Alzheimer’s disease. Additionally he was involved in negotiations for out-licensing patches to treat Parkinson’s and Hypertension, and in-licensing complementary technologies.

Dr. Chowdhury originally trained as a pharmaceutical scientist, and has an MSc in Microsystems and Nanotechnology from Cranfield University in 2004, and a Doctorate from the University of Oxford in 2010 on nano-drug delivery. His experience in the Pharmaceutical Industry includes product development; manufacturing; and technical and corporate management.

Bashir Timol. Mr. Timol has been a Director since Nemaura Medical Inc. was organized on December 24, 2013.  He has been a director of Dermal Diagnostics Limited from October 30, 2013. At Nemaura Mr. Timol is responsible for financial planning, business and market development and corporate strategies.  Mr, Timol possesses over 10 years’ experience in food and beverage, franchise, and logistic operations.  His experience includes constructing sales contracts and having the responsibility for overseeing the key managers in the operation of a large scale retail food chain.  He has experience as an entrepreneur investing in and operating a number of retail food chains in the UK, including DIXY Chicken and Costa Coffee.  Prior to joining Nemaura Mr. Timol has been employed as a director at SABT 1 Ltd. since March of 2009 and One-E Group since January of 2007.  Mr. Timol holds a bachelor degree in Economics from the University of Central Lancashire, UK in 1996.

As previously mentioned, Dr. D. F Chowdhury and Mr. Bashir Timol are officers of Pharma.  However, Pharma is undergoing a management restructure and a new management team will be in place by the end of 2014. The current management at DDL, including Dr. D. F. Chowdhury will allocate 15% of their time to oversee the current operations at Pharma and the implementation of the new management team and to provide ongoing support in an advisory role. The current laboratory facility will be split between Pharma and DDL, so each will have its own lease agreement and its own independent operating space and facility and equipment.  This activity will not lead to any significant expenditure as the facility and equipment already exist and will be merely physically partitioned.  Pharma is a drug delivery company, which means that its activities are entirely related to the delivery of drugs to the body of a human or animal subject.  DDL is a diagnostic company, which means it is entirely focused on extracting molecules from the human or animal subject and analyzing it to make a diagnosis or to monitor the level of a particular molecule such as glucose. These are two independent businesses engaged in different activities, therefore there is no conflict of interest between the two and Management does not see any conflicts arising from the allocation of 15% of DDL management time to overseeing the operations of Nemaura Pharma Limited.  Although a conflict could arise if management were to attempt to raise funds for Nemaura Medical’s Diagnostic Operations in addition to raising funds for Nemaura Pharma’s drug delivery operations simultaneously, we believe the likelihood of any such conflict actually occurring is minimal.  Nemaura Pharma is actively seeking new members to serve on the management team, who are not affiliated with Nemaura Medical, and such new management team will be in place soon.  At this time Nemaura Pharma is not seeking funding, so the occurrence of any potential conflict is limited.

Executive Officers

Name	Age	Position
Julie Pomeroy	58	Director of Finance
Professor Karrar Khan	79	Director of Product Development
David Scott	64	Director of Commercial Development and Licensing
Dr. Richard Toon	45	Business and Technical Development Manager

Julie Pomeroy. Ms. Pomeroy is a physics graduate of Birmingham University in 1977 and began her professional career with Robson Rhodes, qualifying as a Chartered Accountant in 1980. After qualifying as an associate of the Chartered Institute of Taxation, she worked for Arthur Andersen and Price Waterhouse and subsequently moved into the commercial sector in the early 1990’s as Group Tax Manager and subsequently Director of Corporate Finance for a utility company. She also qualified as an associate of the Institute of Corporate Treasurers. Ms. Pomeroy also served as the Chief Financial Officer of Weston Medical, a drug delivery company and Group FD at Carter & Carter Group.  She was employed at Secantor Limited from 2006 to the present as a Senior associate providing part time services as a Finance Director to growing SMEs. Ms. Pomeroy became Director of Finance at Nemaura Medical in September of 2009 working for our wholly owned company Dermal Diagnostics Limited.

Professor Karrar Khan. Professor Kahn received his BA in 1965 and his Ph.D. from Portsmouth University in 1973. His experience includes 20 years as Head of Pharmaceutical Development for Boots Pharmaceuticals and Knoll and two years as Director for OSI where he managed their pharmaceutical development, analytical operations and DMPK. His expertise ranges from development for phase 1 to phase 3- 4 and significant experience of bringing prescription and OTC products to market on a global level.  Professor Khan is a Qualified person under the EC Quality Assurance Directive. Professor Kahn will assist in product development and product strategies of the Company.  Professor Khan worked as a consultant for TauRx Therapeutics Limited from 2007 until the present.  He joined Nemaura Medical working for our wholly owned company Dermal Diagnostics Limited in October of 2009 and is the Product Development Director.

David Scott.  Mr. Scott is a trained chemist with a BSc in Chemistry from Nottingham University in 1972. He is a skilled negotiator who has closed a number of major deals for inward and outward licensing for pharmaceutical products, delivery systems and technologies. He has also provided licensing training for a number of multinational pharmaceutical companies and training organizations and has published numerous reports.  Mr. Scott will assist the Company in negotiating licensing contracts and development.  Mr. Scott is an accredited “Certified Licensing Professional”.  He joined Nemaura Medical working for our wholly owned company Dermal Diagnostics Limited in September of 2009 and is currently the Director of Commercial Development and Licensing.

Dr. Richard Toon.  Dr. Toon is a chartered chemist who originally trained as a synthetic chemist and more recently trained in law. He received his BSc from Nottingham University in 1995 and his PhD in Organic Chemistry from Loughborough University in 1999. More recently he received his Graduate Diploma Law (2004) from Nottingham Trent University when he focused his career has on commercial law activities, such as contract negotiation, intellectual property issues, and business development. Dr. Toon was a Research Specialist at 3M Healthcare from 2002 to 2009 then an Enterprise Business Manager at Keele University from 2009 to 2012.  Dr. Toon joined Nemaura Medical working for our wholly owned company Dermal Diagnostics Limited in October of 2010 and is our Business and Technical Development Manager.

Family Relationships

There are no family relationships between any of our directors and our executive officers.

Involvement in Certain Legal Proceedings

To our knowledge, during the past ten (10) years, none of our directors, executive officers, promoters, control persons, or nominees has been:

•

the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

•

convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

•

subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

•

found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.

Code of Ethics

We adopted a Code of Ethics on January 15, 2014 that applies to all directors, officers and employees.  Our Code of Ethics is available on our website at www.nemauramedical.com.  A copy of our code of ethics will also be provided to any person without charge, upon written request sent to us at our offices located at Charnwood Building Holywell Park, Ashby Road, Loughborough, Leicestershire, United Kingdom.

CORPORATE GOVERNANCE

We are not listed on a national securities exchange or in an inter-dealer quotation system that has requirements that a majority of the board of directors be independent.  Further, we have not applied for a listing with a national exchange or in an inter-dealer quotation system which has requirements that a majority of the board of directors be independent.  We have no independent directors on our Board of Directors as defined in Item 407 of Regulation S-K.  At this time our entire Board of Directors is responsible for the duties and obligations of an Audit, Compensation and Nominating Committees.

In the future we will conduct our regular Board of Director meetings on the last business Friday of each quarter for the calendar year.  Each of our directors attended our previous meetings. We have no standing committees regarding compensation, audit or other nominating committees.

At our future annual shareholders meetings, each shareholder will be given specific information on how he/she can direct communications to the Officers and Directors of the corporation.  All communications from shareholders will be relayed to the members of the Board of Directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth certain information as of May 31, 2014 regarding the beneficial ownership of our Common Stock, by (i) each person or entity who, to our knowledge, owns more than 5% of our Common Stock; (ii) our executive officers; (iii) each director; and (iv) all of our executive officers and directors as a group.

Unless otherwise indicated in the footnotes to the following table, each person named in the table has sole voting and investment power and that person’s address is c/o NEMAURA MEDICAL INC., Charnwood Building Holywell Park, Ashby Road, Loughborough, Leicestershire, United Kingdom LE11 3AQ. Shares of Common Stock subject to options, warrants, or other rights currently exercisable or exercisable within 60 days of May 31, 2014, are deemed to be beneficially owned and outstanding for computing the share ownership and percentage of the stockholder holding such options, warrants or other rights, but are not deemed outstanding for computing the percentage of any other stockholder.

Beneficial Ownership

Name and Address of Beneficial Owner	Shares Beneficially Owned	Percentage Total Voting Power[1]
Chowdhury, Dewan F.H.	87,537,000	43.77%
Timol, Bashir	26,261,100	13.13%
Total Officers and Directors as a Group	113,798,100	56.90%
Holders of 5% or more of our Common Stock
Ismail, Sufyan	21,884,250	10.94%
[1] Based upon 200,000,000 shares of our Common Stock outstanding. .

EXECUTIVE COMPENSATION

At the present time Dr. Chowdhury receives cash compensation for his services. We do not have an employment agreement with Mr. Timol and he does not and has not received any cash compensation nor does he have any provision for stock options or other equity incentives at this time. The following table sets forth information concerning the annual and long-term compensation of our Officers and Directors, and the most highly compensated employee and/or executive Officers.  The listed individuals shall be hereinafter referred to as the "Named Executive Officer."

Summary Compensation

Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Com-pensation ($)	Non-Qualified Deferred Compen-sation Earnings ($)	All Other Compen-sation ($)	Total ($)
Dr. Chowdhury, Dewan F.H. [1]	2014	48,310 [3]	-0-	-0-	-0-	-0-	-0-	-0-	48,310
Bashir Timol [2]	2014	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Dr. Chowdhury, Dewan F.H.	2013	67,518	-0-	-0-	-0-	-0-	-0-	-0-	67,518
Bashir Timol	2013	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

[1] There is an employment contract with Dr. Chowdhury that was executed November 13, 2013.

[2] There is no employment contract with Mr. Timol.

[3] The amount shown for the total salary paid to Dr. Chowdhury includes amounts paid since the inception of his employment   contract beginning November 1, 2013 through the year ended March 31, 2014 and amounts paid directly from DD.  Under the executive employment agreement Dr. Chowdhury’s annual salary was adjusted on a pro rata  basis to reflect only work that was performed for Nemaura Medical Inc.

On November 1, 2013 we executed an employment contract with Dr. Chowdhury.  Dr. Chowdhury receives an annual salary of £90,000 pound sterling or $161,000 USD.  The disclosure set forth in the table reflects his pro rata compensation from November 1, 2013 through March 31, 2014. Dr. Chowdhury’s contract is for an unspecified period.  He may leave the company with notice or the company may terminate his contract with notice.  Termination may be with or without cause.

Our contract with Dr. Chowdhury does not include any provision for stock options or equity incentives.

Outstanding equity awards for 2014

There are no outstanding equity awards as of the fiscal year ended March 31, 2014.

Compensation Committee Interlocks and Insider Participation

We do not have a standing compensation committee.  Mr. Chowdhury determined his own compensation, which is set forth in his employment agreement.  There are no compensation committee interlocks to disclose.

Compensation of Directors

Pursuant to our By Laws, Directors will not be compensated for their services in their capacity as directors. If and when the Company has net profits, after all expenses are paid prior to any income tax being considered, director compensation for actual attendance at each regular or special meeting of the Board may be authorized. At this time, Directors are not paid for meetings attended.  All travel and lodging expenses associated with corporate matters are reimbursed by us, if and when incurred.

As of the fiscal year ended March 31, 2014, our Directors had received no compensation. Our Directors will not be compensated for their services in their capacity as directors, but may, by resolution of the board, be paid a fixed sum and expenses for actual attendance at each regular or special meeting of the Board.  At this time, Directors’ meeting expenses are not paid.  In the future, such payment will be revisited as the Company’s performance and income improves.  There can be no guarantee that we will ever have profits from which our Directors may receive payment.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as set forth below, as of the beginning of the last fiscal year, there have been no transactions, whether directly or indirectly, between us and any of our officers, directors or their family members.

Pharma and NDM are entities controlled by our majority shareholder, Dr. D.F. Chowdhury and our director, Mr. Bashir Timol.  Although these companies are affiliated by virtue of Mr. Chowdhury’s common share ownership, we, Pharma, and NDM will operate independently of each other.  The current laboratory facility will be split between Pharma and DDL, so each will have its own lease agreement and its own independent operating space and facility and equipment.  NDM does not have facilities as it is solely an IP holding company.

From inception of each of the new registered companies, Pharma invoiced DDL and TCL, for research and development services. In addition, certain operating expenses of DDL and TCL were incurred and paid by Pharma.  NDM has not had an operational bank account, and all expenses relating to Intellectual Property Registration were incurred and paid through Pharma, with NDM acting as the legal entity to which the Intellectual Property was registered to hold the Intellectual Property independent of the operating companies. In accordance with the United States Securities and Exchange Commission (SEC) Staff Accounting Bulletin 55, these financial statements reflect all of the costs associated with the operations of DDL and TCL.  While certain costs incurred by Pharma and NDM are directly attributable to DDL and TCL, other costs were shared between the organizations. In situations where the costs were shared, expense has been allocated between Pharma and NDM, and DDL and TCL using a fixed percentage allocation. Management believes that the methodologies used are reasonable and that the costs allocated are not materially different from what they would have been in the event Pharma and NDM had been unaffiliated entities. DDL and TCL advanced Pharma certain amounts to cover a portion of the costs. The remaining amounts were contributed to the Company in the form of contributed services. There are no written agreements by and among us, Pharma and NDM concerning the transactions referenced above.

Following is a summary of activity between the Company and Pharma and NDM for the years ended March 31, 2014 and 2013 and for the period from inception (January 20, 2009) through March 31, 2014.

Summary of Activity Between The Company And Pharma And NDM

	Year Ended		Period from January 20, 2009 (Date of Inception) to March 31, 2014 ($)
	March 31, 2014 ($)	March 31, 2013 ($)
Balance due (to) Pharma and NDM at beginning of period	0	0	0
Amounts advanced to Pharma	325,092	797,580	2,042,402
Amounts from Pharma	(149,280)	0	(149,280)
Amounts invoiced by Pharma to DDL and TCL	(557,670)	(441,754)	(1,580,885)
Expenses paid by Pharma on behalf of DDL and TCL	(28,574)	(388,819)	(1,204,582)
Assets contribution by Pharma on behalf of DDL and TCL	(7,327)	(26,547)	(64,970)
Capital contribution by Pharma (excess of expenses paid over amounts advanced)	420,401	59,227	905,555
Foreign currency translation	(2,642)	313	11,760
Balance due from (to) Pharma and NDM at end of the period	-	-	-

In June of 2014 we have also advanced approximately $585,000 to Nemaura Pharma in connection with our milestones related to clinical studies in Type I and Type II subjects.

There will not be any further financial, facility related or management related recharges to DDL from Pharma after September 2014 once the facility and the lease have been separated into two operational entities, and two separate leases. DDL will be run as a completely independent entity with its own management and its own laboratory facilities. NDM remains an independent company, which other than being the assignor of certain of the patents to us, will no longer have any relevance to DDL.

LEGAL MATTERS

The validity of the shares offered hereby will be passed upon for us by Loeb & Loeb LLP, 345 Park Avenue., Suite 18, New York, NY 10154.

EXPERTS

The audited financial statements of Nemaura Medical Inc. included herein have been audited by GHP Horwath, P.C. independent registered accounting firm, for the periods and to the extent set forth in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon the firm’s authority as an expert in auditing and accounting.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the Common Stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the Common Stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document referred to are summaries of the material terms of the respective contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials may be obtained by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

We will file periodic reports and other information with the SEC. Such periodic reports and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at http://www.nemauramedical.com. You may access our future annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information and other content contained on our website are not part of the prospectus.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

FOR SECURITIES ACT LIABILITIES

Our articles of incorporation do not provide that we will indemnify our officers and directors to the fullest extent permitted under the Nevada Revised Statute (“NRS”). Our corporate by-laws provide for indemnification in accordance with NRS Section 78.7502 which provides that a corporation shall indemnify any director, officer, employee, or agent of a corporation against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with any defense to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to Section 78.7502(1) or 78.7502(2), or in defense of any claim, issue, or matter therein.

NRS 78.7502(1) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he: (a) is not liable pursuant to NRS 78.138; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

NRS Section 78.7502(2) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he: (a) is not liable pursuant to NRS 78.138; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals there from, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

Our by-laws provide that we will indemnify our directors and officers to the fullest extent permitted by the NRS and shall advance reasonable costs and expenses incurred with respect to any proceeding to which a person is made a party as a result of being a director or officer in advance of final disposition of such proceeding without regard to any limitations set forth in the NRS. We may purchase and maintain liability insurance, or make other arrangements for such obligations or otherwise, to the extent permitted by the NRS.

NRS Section 78.747 provides that except as otherwise provided by specific statute, no director or officer of a corporation is individually liable for a debt or liability of the corporation, unless the director or officer acts as the alter ego of the corporation. The court as a matter of law must determine the question of whether a director or officer acts as the alter ego of a corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed hereby in the Securities Act and we will be governed by the final adjudication of such issue.

JUMPSTART OUR BUSINESS STARTUPS ACT

In April, 2012, the Jumpstart Our Business Startups Act ("JOBS Act") was enacted into law. The JOBS Act provides, among other things:

Exemptions for emerging growth companies from certain financial disclosure and governance requirements for up to five years and provides a new form of financing to small companies;

Amendments to certain provisions of the federal securities laws to simplify the sale of securities and increase the threshold number of record holders required to trigger the reporting requirements of the Securities Exchange Act of 1934;

Relaxation of the general solicitation and general advertising prohibition for Rule 506 offerings;

Adoption of a new exemption for public offerings of securities in amounts not exceeding $50 million; and

Exemption from registration by a non-reporting company of offers and sales of securities of up to $1,000,000 that comply with rules to be adopted by the SEC pursuant to Section 4(6) of the Securities Act and exemption of such sales from state law registration, documentation or offering requirements.

In general, under the JOBS Act a company is an emerging growth company if its initial public offering ("IPO") of common equity securities was effected after December 8, 2011 and the company had less than $1 billion of total annual gross revenues during its last completed fiscal year. A company will no longer qualify as an emerging growth company after the earliest of

(i)

the completion of the fiscal year in which the company has total annual gross revenues of $1 billion or more,

(ii)

the completion of the fiscal year of the fifth anniversary of the company's IPO;

(iii)

the company's issuance of more than $1 billion in nonconvertible debt in the prior three-year period, or

(iv)

the company becoming a "larger accelerated filer" as defined under the Securities Exchange Act of 1934.

The JOBS Act provides additional new guidelines and exemptions for non-reporting companies and for non-public offerings. Those exemptions that impact the Company are discussed below.

Financial Disclosure. The financial disclosure in a registration statement filed by an emerging growth company pursuant to the Securities Act of 1933 will differ from registration statements filed by other companies as follows:

(i)

audited financial statements required for only two fiscal years;

(ii)

 selected financial data required for only the fiscal years that were audited;

(iii)

executive compensation only needs to be presented in the limited format now required for smaller reporting companies. (A smaller reporting company is one with a public float of less than $75 million as of the last day of its most recently completed second fiscal quarter)

However, the requirements for financial disclosure provided by Regulation S-K promulgated by the Rules and Regulations of the SEC already provide certain of these exemptions for smaller reporting companies. The Company is a smaller reporting company. Currently a smaller reporting company is not required to file as part of its registration statement selected financial data and only needs audited financial statements for its two most current fiscal years and no tabular disclosure of contractual obligations.

The JOBS Act also exempts the Company's independent registered public accounting firm from complying with any rules adopted by the Public Company Accounting Oversight Board ("PCAOB") after the date of the JOBS Act's enactment, except as otherwise required by SEC rule.

The JOBS Act also exempts an emerging growth company from any requirement adopted by the PCAOB for mandatory rotation of the Company's accounting firm or for a supplemental auditor report about the audit.

Internal Control Attestation. The JOBS Act also provides an exemption from the requirement of the Company's independent registered public accounting firm to file a report on the Company's internal control over financial reporting, although management of the Company is still required to file its report on the adequacy of the Company's internal control over financial reporting.

Section 102(a) of the JOBS Act exempts emerging growth companies from the requirements in §14A(e) of the Securities Exchange Act of 1934 for companies with a class of securities registered under the 1934 Act to hold shareholder votes for executive compensation and golden parachutes.

Other Items of the JOBS Act. The JOBS Act also provides that an emerging growth company can communicate with potential investors that are qualified institutional buyers or institutions that are accredited to determine interest in a contemplated offering either prior to or after the date of filing the respective registration statement. The Act also permits research reports by a broker or dealer about an emerging growth company regardless if such report provides sufficient information for an investment decision. In addition the JOBS Act precludes the SEC and FINRA from adopting certain restrictive rules or regulations regarding brokers, dealers and potential investors, communications with management and distribution of a research reports on the emerging growth company IPO.

Section 106 of the JOBS Act permits emerging growth companies to submit 1933 Act registration statements on a confidential basis provided that the registration statement and all amendments are publicly filed at least 21 days before the issuer conducts any road show. This is intended to allow the emerging growth company to explore the IPO option without disclosing to the market the fact that it is seeking to go public or disclosing the information contained in its registration statement until the company is ready to conduct a roadshow.

Election to Opt Out of Transition Period. Section 102(b) (1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a 1933 Act registration statement declared effective or do not have a class of securities registered under the 1934 Act) are required to comply with the new or revised financial accounting standard.

The JOBS Act provides a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of the transition period pursuant to Section 107(b).

NEMAURA MEDICAL INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2014 AND 2013

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of March 31, 2014 and 2013	F-3
Consolidated Statements of Comprehensive Income (Loss) for the years ended March 31, 2014, and 2013 and from inception (January 20, 2009) through to March 31,2014	F-4
Consolidated Statements of Changes of Stockholders’ Equity for the years ended March 31, 2014 and 2013 and from inception (January 20, 2009) through to March 31,2014	F-5
Consolidated Statement of Cashflows for the years ended March 31, 2014, and 2013 and from inception (January 20, 2009) through to March 31,2014	F-6
Notes to Consolidated Financial Statements	F-7-12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Nemaura Medical Inc.

We have audited the accompanying consolidated balance sheets of Nemaura Medical Inc. and its subsidiaries (A Development Stage Company) (the “Company”) as of March 31, 2014 and 2013, and the related consolidated statements of comprehensive income/(loss), changes in stockholders’ equity, and cash flows for each of the years then ended, and for the period from inception (January 20, 2009) through March 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nemaura Medical Inc. and its subsidiaries as of March 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years then ended, and for the period from inception (January 20, 2009) through March 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The Company has significant transactions and relationships with related parties that are described in Note 7 to the consolidated financial statements. It is possible that the terms of these transactions may not be the same as those that would result from transactions among unrelated parties.

/s/ GHP Horwath, P.C.

Denver, Colorado

June 13, 2014

NEMAURA MEDICAL INC.

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS

	As of March 31,	As of March 31,
	2014 ($)	2013 ($)

ASSETS
Current Assets:
Cash and cash equivalents	1,873,141	200,485
Other receivable	20,390	-
Total Current Assets	1,893,531	200,485

Other Assets:
Intangible assets, net of accumulated amortization	70,781	57,643
Restricted cash	85,462	-
	156,243	57,643

Total assets	2,049,774	258,128

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	1,830	-
Other liabilities	6,844	-
Taxes payable	-	-
Total current liabilities	8,674	-

Deferred revenue	1,667,200	-

Total liabilities	1,675,874	-

Commitments and contingencies:

Stockholders’ Equity:

Common stock, $0.001 par value, 420,000,000 shares authorized and 200,000 and 180,000,000 shares issued and outstanding at March 31, 2014 and March 31, 2013, respectively	200,000	180,000

Additional paid in capital	2,924,672	2,258,789
Deficit accumulated during development stage	(2,741,890)	(2,155,657)
Accumulated other comprehensive income	(8,882)	(25,004)
Total stockholders’ equity	373,900	258,128
Total liabilities and stockholders’ equity	2,049,774	258,128

See notes to the consolidated financial statements

NEMAURA MEDICAL INC

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

	Year Ended March 31,		From Inception (January 20, 2009) To March 31,
	2014 ($)	2013 ($)	2014 ($)
Revenues
Total revenues	-	-	-
	-	-	-

Operating Expenses:
Research and development	383,857	658,724	2,237,493
General and administrative	202,376	171,850	504,397
Total operating expenses	586,233	830,574	2,741,890

Profit/ (Loss) from operations	(586,233)	(830,574)	(2,741,890)

Net Loss	(586,233)	(830,574)	(2,741,890)

Other comprehensive income/ (loss) net of tax
Foreign currency translation adjustment	16,122	(13,262)	(8,882)
Comprehensive income (loss)	(570,111)	(843,836)	(2,750,772)

Loss per share
Basic and diluted	*	*

Weighted average number of shares outstanding	185,315,068	180,000,000

*  Per share amount is less than $0.01

See notes to the consolidated financial statements

NEMAURA MEDICAL INC.

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE PERIOD FROM INCEPTION (JANUARY 20, 2009) THROUGH MARCH 31, 2014

	Share capital ($)	Additional Paid in Capital ($)	Accumulated Deficit ($)	Accumulated Other Comprehensive Income ($)	Total Stockholders’ Equity ($)
Balance at January 20, 2009 (Inception)	-	-	-	-	-
Common Stock issued for cash	180,000	344,105	-	-	524,105
Contribution services by related party	-	339,919	-	-	339,919
Net Loss	-	-	(626,313)	-	(626,313)
Other comprehensive income –foreign currency transaction gain (loss)	-	-	-	(11,138)	(11,138)
Balance at March 31, 2011	180,000	684,024	(626,313)	(11,138)	226,573

Common stock issued for cash	-	718,116	-	-	718,116
Contributed services by related party		86,006			86,006
Net loss	-	-	(698,770)	-	(698,770)
Other comprehensive income – foreign currency translation gain (loss)	-	-	-	(604)	(604)
Balance at March 31, 2012	180,000	1,488,146	(1,325,083)	(11,742)	331,321

Common stock issued for cash	-	711,416	-	-	711,416
Contributed services by related party		59,227			59,227
Net loss	-	-	(830,574)	-	(830,574)
Other comprehensive income - foreign currency translation gain (loss)	-	-	-	(13,262)	(13,262)
Balance at March, 31, 2013	180,000	2,258,789	(2,155,657)	(25,004)	258,128

Common stock issued for cash, net of offering costs of $134,518	20,000	245,482	-	-	265,482
Contributed services by related party	-	420,401	-	-	420,401
Net loss	-	-	(586,233)	-	(586,233)
Other comprehensive income - foreign currency translation gain (loss)	-	-	-	16,122	16,122
Balance at March 31, 2014	200,000	2,924,672	(2,741,890)	(8,882)	373,900

See notes to the consolidated financial statements

NEMAURA MEDICAL INC.

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended March 31		Cumulative From Inception (January 20, 2009) through March 31, 2014
	2014 ($)	2013 ($)	2011 ($)
Cash Flows From Operating Activities:
Net profit/ (loss)	(586,233)	(830,574)	(2,741,890)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	5,099	2,725	16,874
Contributed services by related party	420,401	59,227	905,555
Changes in assets and liabilities:
Other receivables	(19,898)	316	(22,235)
Other payables	8,261	-	8,261
Deferred revenue	1,677,200	-	1,677,200
Net cash provided by (used in) in operating activities	1,504,830	(768,306)	(156,235)

Cash Flows from Investing Activities:
Increase in restricted cash	(85,462)	-	(85,462)
Purchase of Intellectual Property	(12,427)	(29,274)	(83,935)
Net cash used in investing activities	(97,889)	(29,274)	(169,397)

Cash Flows From Financing Activities:
Net proceeds from issuance of common stock	265,482	711,416	2,219,119
Net cash provided by financing activities	265,482	711,416	2,219,119
Net increase (decrease) in cash and cash equivalents	1,672,423	(86,164)	1,893,487
Effect of exchange rate changes on cash	233	(10,724)	(20,346)
Cash and cash equivalents, beginning of period	200,485	297,373	-
Cash and cash equivalents, end of period	1,873,141	200,485	1,873,141

See notes to the consolidated financial statements

NEMAURA MEDICAL INC.

(A DEVELOPMENT STAGE COMPANY)

Notes to consolidated financial statements

March 31, 2014

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES

Dermal Diagnostics Limited (DDL) and Trial Clinic Limited (TCL) were incorporated in England and Wales on January 20, 2009 and January 12, 2011, respectively.  Together, these two entities perform medical device research and manufacturing of a continuous glucose monitoring system (“CGM”).  The CGM system is a non-invasive, wireless continuous glucose monitoring device for use by persons with Type I and Type II diabetes, and also for screening pre-diabetic patients. The CGM allows for the extraction of analytes, such as glucose, in a non-invasive manner to the surface of the skin where it is measured using unique sensors and interpreted using a unique algorithm.

Dermal Diagnostics (Holdings) Limited (DDHL), is a holding company that was incorporated in England and Wales on December 11, 2013 and acquired 100% of the equity interests of DDL and TCL.

Region Green Limited (RGL), is a holding company that was incorporated in the British Virgin Islands on December 12, 2013 and acquired 100% of the equity interests of DDHL.

Nemaura Medical Inc. (“Nemaura” or “Company”) was organized on December 24, 2013 under the laws of the State of Nevada with an authorized share capital of 420 million.  Also on December 24, 2013 Nemaura acquired 100% of the equity interests of RGL.

At the time of these acquisition transactions, DDL, TCL, DDHL, RGL and Nemaura were under common control.  Accordingly, in 2013 these transactions have been accounted for as a common control transaction in a manner similar to a pooling of interests. The weighted average number of ordinary shares outstanding during the respective periods has been retrospectively adjusted to reflect the December 24, 2013 recapitalization that resulted in the issuance of 180 million ordinary shares of Nemaura Medical Inc.

In March 2014, the company issued 20 million shares in a private placement transaction for cash proceeds of $400,000.

NOTE 2 – BASIS OF PRESENTATION

The accompanying consolidated financial statements include the accounts of the Company and the Company’s subsidiaries, DDL, TCL, DDHL and RGL. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, and all significant intercompany balances and transactions have been eliminated.

From inception the Company’s activities have primarily consisted of establishing facilities, recruiting personnel, conducting research and development, developing business and financial plans and raising capital. Accordingly, the Company is considered to be in the developmental stage, and these financial statements have been prepared in accordance with the provisions Accounting Standards Codification (“ASC”) No. 915, “Development Stage Entities.”

The functional currency for the majority of the Company’s operations is the Great Britain Pound Sterling (“GBP”), and the reporting currency is the US Dollar.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)  Economic and political risk

The Company’s operations are conducted in United Kingdom. Accordingly, the political, economic, and legal environments in the United Kingdom may influence the Company’s business, financial condition, and results of operations.

NEMAURA MEDICAL INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2014

(b)  Cash and Restricted Cash

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.  Cash and cash equivalents consist primarily of cash deposits maintained in the United Kingdom. The company’s restricted cash includes cash held in escrow with use restricted to certain future listing costs.

(c) Fair value of financial instruments

The Company’s financial instruments primarily consist of cash, restricted cash, and accounts receivable.  As of the year-end dates, the estimated fair values of non-related party financial instruments were not materially different from their carrying values as presented, due to their short maturities.

(d) Intangible assets

Intangible assets consist of licenses and patents associated with the CGM and are amortized on a straight-line basis, generally over their legal life.

(e) Revenue Recognition

Revenue is recognized when the four basic criteria of revenue recognition are met:  (1) a contractual agreement exists; (2) transfer of rights has been completed; (3) the fee is fixed or determinable; and (4) collectability is reasonably assured.

The Company may enter into product development and other agreements and with collaborative partners. The terms of the agreements may include non-refundable signing and licensing fees, milestone payments and royalties on any product sales derived from collaborations.

The Company recognizes up front license payments as revenue upon delivery of the license only if the license has stand alone value to the customer. However, where further performance criteria must be met, revenue is deferred and recognized on a straight line basis over the period the Company is expected to complete its performance obligations.

Royalty revenue will be recognized upon the sale of the related products provided the Company has no remaining performance obligations under the agreement.

(f) Research and Development Expenses

The Company charges research and development expenses to operations as incurred. Research and development expenses primarily consist of salaries and related expenses for personnel and outside contractor and consulting services. Other research and development expenses include the costs of materials and supplies used in research and development, prototype manufacturing, clinical studies, related information technology and an allocation of facilities costs.

(g) Income taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss carry forwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided to reduce the carrying amount of deferred income tax assets if it is considered more likely than not that some portion, or all, of the deferred income tax assets will not be realized.

NEMAURA MEDICAL INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2014

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained.  Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company has elected to classify interest and penalties related to unrecognized tax benefits as part of income tax expense in the consolidated statements of comprehensive loss.

(h) Earnings per share

Basic earnings per share is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding during the period. There were no potentially dilutive securities as of March 31, 2014 and 2013. For the year ended March 31, 2013, the ordinary shares outstanding have been retroactively adjusted to reflect the December 24, 2013 recapitalization.

(i) Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results may differ from those estimates.

(j) Foreign currency translation

The functional currency of the Company is the Great Britain Pound Sterlings (“GBP”).  The reporting currency is the United States dollar (US$).  Stockholders‘ equity is  translated into United States dollars from GBP at historical exchange rates.  Assets and liabilities are translated at the exchange rates as of balance sheet date. Income and expenditures are translated at the average exchange rates prevailing during the reporting period.  The translation rates are as follows:

	March 31, 2014	March 31, 2013
Year end GBP : US$ exchange rate	1:1.6672	1:1.523
Average period/yearly GBP : US$ exchange rate	1:1.588	1:1.581

Adjustments resulting from translating the financial statements into the United States dollar are recorded as a separate component of accumulated other comprehensive income in Stockholders’ Equity.

(k) Recent accounting pronouncements

In February 2013, FASB issued ASU No. 2013-02, “Comprehensive income: Reporting the Amounts Reclassified Out of Accumulated Other Comprehensive Income” which expanded the disclosure requirements with respect to changes in accumulated other comprehensive income (AOCI). Under this new guidance, companies are required to disclose the amount of income (or loss) reclassified out of AOCI to each respective line item on the statements of earnings where net income is presented. The guidance allows companies to elect whether to disclose the reclassification either in the notes to the financial statements or parenthetically on the face of the financial statements. The adoption did not have a material impact on the Company’s consolidated financial statements.

In May 2014, FASB issued ASU No. 2014-09 “Revenue from Contracts from Customers,” which supercedes the revenue recognition requirements in “Revenue Recognition (Topic 605),”and requires entities to recognize revenue in a way that depicts the transfer of potential goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016, and is to be applied retrospectively, with early adoption not permitted. The Company is currently evaluating the new standard.

On June 10, 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements, Including an Amendment to

NEMAURA MEDICAL INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2014

Variable Interest Entities Guidance in Topic 810, Consolidation.  This ASU eliminates the requirement for a development stage entity to present incremental inception-to-date information about income statement line items, cash flows, and equity transactions.  The ASU is effective for annual periods beginning after December 15, 2014, including interim periods therein, with early adoption permitted.  Management expects that this ASU will result in the elimination of inception-to-date information upon adoption.

NOTE 4 – LICENSING AGREEMENT

In March 2014, the Company entered into an Exclusive Marketing Rights Agreement with an unrelated third party, that granted to the third party  the exclusive right to market and promote the CGM and related patches under its own brand in the United Kingdom and the Republic of Ireland. The Company received a non-refundable, up front cash payment of $1.67 million which is wholly non-refundable, upon signing the agreement. A supply cost for goods agreement will be finalized upon product approval and prior to launch, as part of the full commercial licensing agreement also to be signed closer to product approval and launch.

As the Company has continuing performance obligations under the agreement, the up front fees received from this agreement have been deferred and will be recorded as income over the term of the commercial licensing agreement.

In April 2014, a Letter of Intent was signed with the third party which specified a 10 year term.

NOTE 5 – CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

As of March 31, 2014 and 2013, the Company held $1,873,141 and $200,485, respectively, in cash. At March 31, 2014, funds were also held in a restricted escrow account of $85,462, with use restricted to future listing costs.

NOTE 6 – INTANGIBLE ASSETS

As of March 31, 2014 and March 31, 2013 intangible assets are summarized as follows:

	March 31, 2014 ($)	March 31, 2013 ($)
Patents and licenses	87,655	63,768
Less accumulated amortization	(16,874)	(6,125)
	70,781	57,643

Estimated amortization expense is approximately $5,300 for each of the next five years.

NOTE 7 – RELATED PARTY TRANSACTIONS

Nemaura Pharma Limited (Pharma) and NDM Technologies Limited (NDM) are entities controlled by the Company’s majority shareholder DFH Chowdhury

From inception, Pharma invoiced DDL and TCL for research and development services. In addition, certain operating expenses of DDL and TCL were incurred and paid by Pharma and NDM.  In accordance with the United States Securities and Exchange Commission (SEC) Staff Accounting Bulletin 55, these financial statements reflect all costs associated with the operations of DDL and TCL.  While certain costs incurred by Pharma and NDM are directly attributable to DDL and TCL, other costs were shared between the organizations.  In situations where the costs were shared, expense has been allocated between Pharma and NDM and DDL and TCL using a fixed percentage allocation.  Management believes the methodologies used are reasonable and that the costs allocated are not materially different from what they would have been had Pharma and NDM been unaffiliated entities.  DDL and TCL advanced Pharma certain amounts to cover a portion of the costs.  The remaining amounts were contributed to the Company in the form of contributed services.

NEMAURA MEDICAL INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2014

Following is a summary of activity between the Company and Pharma and NDM for the years ended March 31, 2014, 2013 and for the period from inception (January 20, 2009) through March 31, 2014.

	Year Ended March 31, 2014 ($)	Year Ended March 31, 2013 ($)	Period from January 20, 2009 (Date of Inception) to March 31, 2014 ($)
Balance due (to) Pharma and NDM at beginning of period	-	-	-
Amounts advanced to Pharma	325,092	797,580	2,042,402
Amounts received from Pharma	(149,280)	-	(149,280)

Amount invoiced by Pharma to DDL and TCL	(557,670)	(441,754)	(1,540,885)
Expenses paid by Pharma on behalf of DDL and TCL	(28,574)	(388,819)	(1,204,582)
Intellectual property costs paid by Pharma on behalf of DDL and TCL	(7,327)	(26,547)	(64,970)
Capital contribution by Pharma (excess of expenses paid over amounts advanced)	420,401	59,227	905,555
Foreign currency translation	(2,642)	313	11,760
Balance due from (to) Pharma and NDM at end of the period	-	-	-

NOTE 8 – INCOME TAXES

The Company and its subsidiaries file separate income tax returns.

The United States of America

The Company is incorporated in the State of Nevada in the U.S., and is subject to U.S. federal corporate income tax at progressive rates ranging from 15% to 35%. The state of Nevada does not impose any state corporate income tax.

British Virgin Islands

RGL is incorporated in the British Virgin Islands (“BVI”). Under the current laws of the BVI, RGL is not subject to tax on income or capital gains. In addition, upon payments of dividends by RGL, no BVI withholding tax is imposed.

UK

DDL, TCL and DDHL are all incorporated in the United Kingdom (UK) and the applicable UK statutory income tax rate for these companies is 20%.

For the years ended March 31, 2014 and 2013, and for the period from January 20, 2009 (Date of Inception), loss before income tax expense (benefit) all arose in the UK.

NEMAURA MEDICAL INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2014

NOTE 8 – INCOME TAXES (continued)

Reconciliation of our effective tax rate to income (loss) to the statutory U.S federal tax rate is as follows:

	Year ended March 31,
	2014		2013
Profit/ (loss) before income taxes	$(586,233)		$(830,574)
Expected tax benefit	(199,000)	(34%)	(282,000)	(34%)
Foreign tax differential	36,000	6%	116,000	14%
Non-deductible expenses	49,000	9%	78,000	9%
Enhanced research and development	(68,000)	(12%)	-	-
Other	(53,000)	(9%)	-	-
Change in valuation allowance	235,000	40%	88,000	11%

Actual income tax expense	$-	-	$-	-

The tax effects of the temporary differences that give rise to significant portions of deferred income tax assets are presented below:

	As of March 31,
	2014	2013
Net operating tax loss carried forwards	$(421,000)	$(186,000)
Total deferred income tax assets
Valuation allowance	421,000	186,000
Net deferred tax assets	$-	$-

For each of the years ended March 31, 2014 and 2013, the Company did not have unrecognized tax benefits, and therefore no interest or penalties related to unrecognized tax benefits were accrued. Management does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

The Company mainly files income tax returns in the United States and the UK. The Company is subject to U.S. federal income tax examination by tax authorities for tax years beginning in 2013.   The UK tax returns for the Company’s UK subsidiaries are open to examination by the UK tax authorities for the tax years beginning in January 20, 2009.

The Company has Net Operating Losses (NOLs) of approximately $1.8 million at March 31, 2014. These NOLs may be carried forward indefinitely.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance And Distribution

We will pay all expenses in connection with the registration and sale of the Common Stock by the selling stockholders. The expenses of issuance and distribution are set forth below.

SEC Filing Fee	$80*
Legal Expenses	$25,000*
Accounting Expenses	$47,000*
Miscellaneous	$4,588*
Total	$76,668*
* Estimate

Item 14.  Indemnification of Directors And Officers

We are a Nevada corporation and generally governed by the Nevada Private Corporations Code, Title 78 of the Nevada Revised Statutes, or NRS.

Section 78.138 of the NRS provides that, unless the corporation’s Articles of Incorporation provide otherwise, a director or officer will not be individually liable unless it is proven that (i) the director’s or officer’s acts or omissions constituted a breach of his or her fiduciary duties, and (ii) such breach involved intentional misconduct, fraud, or a knowing violation of the law. Our Articles of Incorporation provide that no director or officer shall be personally liable to the corporation or any of its stockholders for damages for any breach of fiduciary duty as a director or officer except (i) for acts or omissions that involve intentional misconduct or a knowing violation of law by the director, (ii) for conduct violating the NRS, or (iii) for any transaction from which the director will personally receive a benefit in money, property, or services to which the director is not legally entitled.

Section 78.7502 of the NRS permits a company to indemnify its directors and officers against expenses, judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with a threatened, pending, or completed action, suit, or proceeding, if the officer or director (i) is not liable pursuant to NRS 78.138, or (ii) acted in good faith and in a manner the officer or director reasonably believed to be in or not opposed to the best interests of the corporation and, if a criminal action or proceeding, had no reasonable cause to believe the conduct of the officer or director was unlawful. Section 78.7502 of the NRS also precludes indemnification by the corporation if the officer or director has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court determines that in view of all the circumstances, the person is fairly and reasonably entitled to indemnity for such expenses and requires a corporation to indemnify its officers and directors if they have been successful on the merits or otherwise in defense of any claim, issue, or matter resulting from their service as a director or officer.

Section 78.751 of the NRS permits a Nevada company to indemnify its officers and directors against expenses incurred by them in defending a civil or criminal action, suit, or proceeding as they are incurred and in advance of final disposition thereof, upon determination by the stockholders, the disinterested board members, or by independent legal counsel. Section 78.751 of NRS requires a corporation to advance expenses as incurred upon receipt of an undertaking by or on behalf of the officer or director to repay the amount if it is ultimately determined by a court of competent jurisdiction that such officer or director is not entitled to be indemnified by the company if so provided in the corporations articles of incorporation, bylaws, or other agreement. Section 78.751 of the NRS further permits the company to grant its directors and officer’s additional rights of indemnification under its articles of incorporation, bylaws, or other agreement.

Section 78.752 of the NRS provides that a Nevada company may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee, or agent of the company, or is or was serving at the request of the company as a director, officer, employee, or agent of another company, partnership, joint venture, trust, or other enterprise, for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee, or agent, or arising out of his status as such, whether or not the company has the authority to indemnify him against such liability and expenses.

Our By-Laws implement the indemnification provisions permitted by Chapter 78 of the NRS by providing that we shall indemnify our directors and officers to the fullest extent and under all circumstances permitted by the NRS against expense, liability, and loss reasonably incurred or suffered by them in connection with their service as an officer or director.  Our By-Laws also provide that we will indemnify our directors and officers to the fullest extent permitted by the NRS and shall advance reasonable costs and expenses incurred with respect to any proceeding to which a person is made a party as a result of being a director or officer in advance of final disposition of such proceeding without regard to any limitations set forth in the NRS 78.7502. We may purchase and maintain liability insurance, or make other arrangements for such obligations or otherwise, to the extent permitted by the NRS.

At the present time, there is no pending litigation or proceeding involving a director, officer, employee, or other agent of ours in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Item 15.  Recent Sales of Unregistered Securities

The information below lists all of the securities sold by us during the past three years which were not registered under the Securities Act.  The securities sold were by the Company and stock purchase agreements were executed by each individual.  The shares were sold and the subscriptions accepted by the Company in March of 2014.   Each shareholder acquired their shares relying on the exemption from registration under Regulation S and Section 4(2) of the Securities Act of 1933, as amended.  Each shareholder executed a subscription agreement, in which they made certain representations and warranties upon which we relied in selling the shares.  There was no public dissemination or communication to the public in general either in writing or orally by our officers and directors.  Each selling stockholder was fully informed by an officer or director of the Company privately and was fully aware of the financial position of the Company as well as the status of the product it is bringing to the market. The selling stockholders acquired their shares from the Company in private transactions.

Name of Selling Security Holder	Amount of Securities Purchased	Amount of Consideration	Type of Consideration
Addjab Limited	1,200,000	$24,000.00	Cash
Adeeba Ahmed	3,000	$60.00	Cash
Afzul Mohmud	3,000	$60.00	Cash
Ahmed Dadibhai	3,000	$60.00	Cash
Amaira Badat	3,000	$60.00	Cash
Ambreen Hussain	3,000	$60.00	Cash
Ammaar Mohmud	3,000	$60.00	Cash
Anis Jamall	3,000	$60.00	Cash
Asif Mohmud	3,000	$60.00	Cash
Charles Heard	3,000	$60.00	Cash
David Scott	3,000	$60.00	Cash
Dewan M. H. Chowdhury	4,136,875	$82,737.50	Cash
Dominic Slattery	10,000	$200.00	Cash
East Yield Investment Limited	2,347,000	$46,940.00	Cash
Faheema Mohmud	3,000	$60.00	Cash
Fazila Timol	200,000	$4,000.00	Cash
Fortune Lake Management Limited	2,347,000	$46,940.00	Cash
Hafsa Bibi Timol	3,000	$60.00	Cash
Hasan Dadibhai	3,000	$60.00	Cash
Hayat Ouziad	3,000	$60.00	Cash
Ibrahaim Patel	3,000	$60.00	Cash
Ismail Makda	3,000	$60.00	Cash
Julie Barton-Naylor	3,000	$60.00	Cash
Julie Pomeroy	3,000	$60.00	Cash
Jumaid Jamall	3,000	$60.00	Cash
Junaid Mansoor	3,000	$60.00	Cash
Karmen Cheung	3,000	$60.00	Cash
Karrar Khan	3,000	$60.00	Cash
Kathryn Farrar	3,000	$60.00	Cash
Khadija Dadibhai	3,000	$60.00	Cash
Michael Daniels	165,000	$3,300.00	Cash
Mohammed Zakir Shaikh	3,000	$60.00	Cash
Muhammad Dadibahi	3,000	$60.00	Cash
Museji Takolia	3,000	$60.00	Cash
Nafeesah Munshi	3,000	$60.00	Cash
Noorjehan Takolia	3,000	$60.00	Cash
Oves Timol	200,000	$4,000.00	Cash

Pine Capital Asset Mgt. Inc.	7,141,000	$142,820.00	Cash
Rabia Ismail	3,000	$60.00	Cash
Richard Freeman	3,000	$60.00	Cash
Richard Toon	3,000	$60.00	Cash
Riyaz Timol	1,697,125	$33,942.50	Cash
Robert Carson	3,000	$60.00	Cash
Ruksana Khan	3,000	$60.00	Cash
Safira Mohmud	3,000	$60.00	Cash
Safiyyah Ahmed	3,000	$60.00	Cash
Saleha Lokhat	200,000	$4,000.00	Cash
Sameer Hussain	3,000	$60.00	Cash
Sarfaraz Ismail	3,000	$60.00	Cash
Sohail Hasani	3,000	$60.00	Cash
Somaiya Ravat	3,000	$60.00	Cash
Stephen Metcalf	3,000	$60.00	Cash
Suhayl Ismail	3,000	$60.00	Cash
Susan Gibbons	3,000	$60.00	Cash
Syed Mohammad Hasani	3,000	$60.00	Cash
Tahseen Rehman Minhas	3,000	$60.00	Cash
Vincent Crabtree	3,000	$60.00	Cash
Waliul Islam	3,000	$60.00	Cash
Wasif Hasani	3,000	$60.00	Cash
Yiqing Han	3,000	$60.00	Cash
Yunus Bhayat	3,000	$60.00	Cash
Yusuf Timol	200,000	$4,000.00	Cash
Zohra Adam	3,000	$60.00	Cash
TOTAL	20,000,000	$400,000	Cash

For each of the transactions referred to above, we relied upon an exemption from registration afforded by Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder, which exempt transactions by an issuer not involving any public offering.

Item 16. Exhibits and Financial Statement Schedules

EXHIBITS

The following exhibits are filed as part of this registration statement

Exhibit No.	Description
3.1*	Articles of Incorporation.
3.2*	Bylaws.
5.1*	Opinion of Loeb & Loeb LLP regarding legality of securities.
10.4*	Lease Agreement between Loughborough University and Nemaura Medical Inc. dated January 1, 2014.
10.5*	Employment Agreement dated November 1, 2013 between the Company and Dewan F.H. Chowdhury.
10.6*	Employment Agreement dated November 1, 2013 between the Company and Ambreen Hussain
10.7*	Employment Agreement dated November 1, 2013 between the Company and Junaid Mansoor.
10.8*	Employment Agreement dated November 1, 2013 between the Company and Robert Carson.
10.9*	Employment Agreement dated November 1, 2013 between the Company and Waliul Islam.
10.10*+	Consultancy Agreement between The University of Bath and Nemaura Pharma Limited, dated June 21, 2012
10.11+	Patent and Know How License between The University of Bath and Nemaura Pharma Limited, dated June 21, 2012
10.12*	Novation Agreement between The University of Bath, Nemaura Pharma Limited and Dermal Diagnostics Limited, dated July 9, 2014
10.13*	Exclusive Rights License Agreement between Dallas Burston Pharma (DBP) Jersey Limited and Dermal Diagnostics Limited, dated March 31, 2014
10.14*	Assignment Agreement between NDM Technologies Limited and Dermal Diagnostics Limited, dated May 8, 2014
10.15*	Assignment Agreement between Nemaura Pharma Limited and Dermal Diagnostics Limited, dated May 8, 2014
10.16+	Letter of Intent from Dermal Diagnostics Limited to Dallas Burston Pharma (DBP) Jersey Limited, dated April 4, 2014
14.1*	Code of Ethics adopted by the Board of Directors.

23.1	Consent of Independent Registered Public Accounting Firm.
23.2*	Consent of Loeb & Loeb LLP.
24*	Power of Attorney (included in signature page)

*Previously filed

+Portions of this Exhibit have been omitted pursuant to a request for confidential treatment.

Item 17. Undertakings

1.

The undersigned registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)

To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (B)(1)(i) and (B)(1)(ii) of this section do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

2.

The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.

The undersigned registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the Offering.

4.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

5.

The undersigned registrant hereby undertakes that, for the purposes of determining liability to any purchaser:

(i)

If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

6.

The registrant hereby undertakes that, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)

Any preliminary prospectus or prospectus of the undersigned registrant relating to the Offering required to be filed pursuant to Rule 424;

(ii)

Any free writing prospectus relating to the Offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the Offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)

Any other communication that is an offer in the Offering made by the undersigned registrant to the purchaser.

7.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the undersigned registrant according the foregoing provisions, or otherwise, the undersigned registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

SIGNATURES

 In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Form S-1 and has authorized this Form S-1 to be signed on its behalf by the undersigned in the City of Manchester, England, on August 11, 2014.

NEMAURA MEDICAL INC.
By:	/s/DEWAN F. H. CHOWDHURY
Dewan F. H. Chowdhury
President and Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Position	Date

/s/DEWAN F. H. CHOWDHURY	President, Chief Executive Officer (Principal Executive Officer), Chief Financial Officer (Principal Financial and Accounting Officer and Chairman	August 11, 2014
Dewan F. H. Chowdhury

/s/BASHIR TIMOL	Director	August 11, 2014
Bashir Timol